4/16

[redacted]

08001861

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Africa Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FILE NO. 82- 32747

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

BEST AVAILABLE COPY

OICF/BY: dee

DAT : 4/17/08

082-35747



12-31-07
AR/S

**AFRICO RESOURCES LTD.**

Consolidated Financial Statements
(Stated in US Dollars)

December 31, 2007

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Africo Resources Ltd. and its subsidiaries are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continues to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

*"Antony Harwood"*

Antony Harwood
President and Chief Executive Officer
March 28, 2008

*"Michael O'Brien"*

Michael O'Brien
Chief Financial Officer

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

**Independent Auditors' Report**

To the Shareholders of Africo Resources Ltd.

We have audited the consolidated balance sheets of Africo Resources Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*(signed) PricewaterhouseCoopers LLP*

**Chartered Accountants**

Vancouver, British Columbia, Canada
March 28, 2008

# AFRICO RESOURCES LTD.

Consolidated Balance Sheets
*(Stated in US Dollars)*

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 5,516,295 | $ 13,231,302 |
| Accounts receivable and prepayments | 248,047 | 53,977 |
| **Total Current Assets** | 5,764,342 | 13,285,279 |
| **Equity investment** (note 5) | - | 998,757 |
| **Loans receivable** (note 5) | - | 10,363,117 |
| **Other assets** (note 5) | 27,559 | 1,251,293 |
| **Mineral properties** (note 6) | 28,900,007 | 4,672,223 |
| **Total Assets** | $ 34,691,908 | $ 30,570,669 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 885,241 | $ 574,200 |
| **Total current liabilities** | 885,241 | 574,200 |
| **Asset Retirement Obligation** (note 7) | 202,560 | - |
| **Future income tax liability** (note 9) | 3,856,292 | 1,868,892 |
| **Total Liabilities** | 4,944,093 | 2,443,092 |
| **Shareholders' equity** | | |
| Common Shares (note 8) | 33,392,832 | 29,782,986 |
| Contributed Surplus (note 8) | 4,033,408 | 1,686,342 |
| Warrants (note 8) | 2,718,496 | 1,163,255 |
| Deficit | (10,396,921) | (4,505,006) |
| **Total Shareholders' Equity** | 29,747,815 | 28,127,577 |
| **Total Liabilities and Shareholders' Equity** | $ 34,691,908 | $ 30,570,669 |

*See accompanying notes to the interim consolidated financial statements*

*Nature of operations and going concern (note 1)*
*Contingencies and measurement uncertainty (note 2)*
*Subsequent event (note 11)*

Approved by the Board of Directors:

"David Adamson"
David Adamson
Director

"John Dixon"
John Dixon
Director

# AFRICO RESOURCES LTD.

Consolidated Statements of Operations, Comprehensive Loss and Deficit
*(Stated in US Dollars)*

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| **Expenses** | | |
| General and administrative costs | $ 3,798,330 | $ 1,284,459 |
| Professional fees | 1,375,022 | 411,329 |
| Stock based compensation (note 8) | 1,604,096 | 563,370 |
| Stock exchange, filing and transfer agents fees | 125,695 | 153,998 |
| Travel | 373,390 | 194,082 |
| **Loss before other items:** | (7,276,533) | (2,607,238) |
| Foreign exchange gain / (loss) | 1,199,685 | (29,668) |
| Interest and other income | 352,422 | 107,751 |
| Loss on equity accounted investment (note 5) | (167,489) | (174,819) |
| **Loss and Comprehensive Loss for the year** | $ (5,891,915) | $ (2,703,974) |

| | | |
|---|---|---|
| **Deficit, beginning of year** | $ (4,505,006) | $ (1,606,896) |
| **Loss for the year** | (5,891,915) | (2,703,974) |
| **Plan of arrangement costs** | - | (194,136) |
| **Deficit, end of year** | $ (10,396,921) | $ (4,505,006) |

| | | |
|---|---|---|
| **Basic and diluted loss per common share** | $ (0.23) | $ (0.14) |
| **Weighted average number of common shares outstanding** | 25,241,107 | 19,099,764 |

*See accompanying notes to the consolidated financial statements*

## AFRICO RESOURCES LTD.

Consolidated Statements of Cash Flows
*(Stated in US Dollars)*

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| **Operating Activities** | | |
| Net loss for the year | $ (5,891,915) | $ (2,703,974) |
| Adjustment for items which do not involve cash: | | |
| Stock based compensation | 1,604,096 | 563,370 |
| Loss on equity accounted investment | 167,489 | 174,819 |
| Expenses settled by issuance of shares | - | 269,815 |
| | (4,120,330) | (1,695,970) |
| Changes in non-cash working capital components: | | |
| Other accounts receivable and prepayments | (95,987) | (8,442) |
| Accounts payable and accrued liabilities | (570,483) | 136,391 |
| **Cash used in operating activities** | (4,786,800) | (1,568,021) |
| **Investing Activities** | | |
| Loans receivable | - | (3,434,403) |
| Funds held in trust | 1,223,734 | (1,250,000) |
| Acquisition of interest in equity investment (note 5) | - | (504,530) |
| Deferred mineral property costs | (8,165,859) | (1,293)- |
| Acquisition of assets of subsidiary net of cash acquired (note 5) | (930,190) | - |
| **Cash used in investing activities** | (7,872,315) | (5,190,226) |
| **Financing Activities** | | |
| Common shares and warrants issued for cash – net of share issue expenses | 4,944,108 | 16,200,185 |
| Promissory notes issued | - | 1,950,004 |
| Promissory notes repaid | - | (607,211) |
| Plan of arrangement costs | - | (194,136) |
| **Cash provided by financing activities** | 4,944,108 | 17,348,842 |
| **Net increase (decrease) in cash and cash equivalents during the year** | (7,715,007) | 10,590,595 |
| **Cash and cash equivalents, beginning of year** | 13,231,302 | 2,640,707 |
| **Cash and cash equivalents, end of year** | $ 5,516,295 | $ 13,231,302 |

*See supplemental cash flow information (note 10)*

## 1. NATURE OF OPERATIONS AND GOING CONCERN

Africo Resources Ltd. ("the Company" or "Africo") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. These activities are conducted principally in the Democratic Republic of the Congo ("DRC").

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require a material reduction in the carrying amounts of mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the Company's principal asset, the Kalukundi project, is dependent on future financing, and the resolution of the legal dispute outlined in note 2 below. Based on discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded for the development of Kalukundi, subject to the matters referred to in note 2 and 11 being resolved.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At December 31, 2007 the Company had a positive working capital balance totaling $4,879,101, a deficit totaling $10,396,921, and had incurred a net loss of $5,891,915 for the year then ended. In conjunction with the Company's Kalukundi property (see Note 6), the Company has expenditure commitments to fulfill. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to ultimately achieve profitable operations in the future.

The Company is engaged in discussions with equity providers and hopes to raise sufficient capital in the near term to fund its operations. Nevertheless, there is no assurance that these initiatives will be successful.

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

## 2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY

One of Africo's ex-consultants, Mr. Alessandro Berardone, who was on a $5,000 per month contract, and who had provided general releases to both Africo and Swanmines s.p.r.l. ("Swanmines") following the payment of agreed upon severance and termination payments from both Africo and Swanmines, obtained a default judgement for $3,000,400 in the courts of Lubumbashi in September, 2006 in respect of the termination of his employment. Neither Africo nor Swanmines were provided with advance notice of the court proceedings.

In December, 2006, pursuant to the default judgement there was a purported share sale of Africo's shares in Swanmines by Mr. Berardone for $600,000 to Akam Mining s.p.r.l. ("Akam"). Africo was again not notified of this purported sale. Africo has never been the registered owner of the shares in Swanmines as these shares have always been held and owned by its subsidiary, H & J Swanepoel Family Trust s.p.r.l (H&J). At the time of these judgments Africo was the holder of 48% of H&J and the remainder was acquired in March 2007.

Based on the purported sale of Africo's shares a further declaration was made by the Lubumbashi courts on April 4, 2007, again without any notice to Africo or to H&J, directing Gecamines to recognize Akam as its partner. Management and the board are of the view that H&J is and continues to be the shareholder in Swanmines along with Gecamines,

Based on legal advice received from senior counsel in the Democratic Republic of the Congo, the Company believes that the judgment obtained by Mr. Berardone is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the default judgment obtained by Mr. Berardone set aside and has made not made provision for any expense in this regard. In addition, Africo and its associated companies have taken various legal steps to have the purported share sale and subsequent actions set aside.

Management believes that it will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written down completely.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting and Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. These consolidated financial include the accounts of Africo Resources Ltd and its material wholly owned subsidiaries, Africo Resources (B.C.) Ltd, Kisankala Mining Corp., H&J Swanepoel Family Trust s.p.r.l., and Swanmines s.p.r.l.. All significant inter-company transactions are eliminated on consolidation.

Kisankala Mining Corp. was incorporated during the quarter ended March 31, 2007 to hold the additional interest in H&J acquired during the quarter as further described in note 5 below, and which resulted in H&J becoming a wholly owned subsidiary on March 31, 2007.

*(Stated in US Dollars)*

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

The accounting policies followed by the Company are set out below and have been consistently followed in the preparation of these consolidated financial statements as compared to prior years, except that the Company has adopted the following CICA guidelines effective January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, accounts receivable and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortised cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

   In accordance with this new standard, the Company has classified its cash and equivalents and short-term investments as available for sale. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company has not identified any embedded derivatives in any of its instruments

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.

c) The adoption of Sections 1530 and 3855 did not impact the opening equity and losses of the Company.

**Future accounting pronouncements**

In December 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007.

Section 1535 establishes disclosure requirements regarding an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Section 3862 and 3863 will replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Also in 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

The Company is currently assessing the impact of these new accounting standards on its financial statements

**Use of estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, contingent liabilities including matters in litigation, tax provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations and other environmental liabilities and accrued liabilities. Actual results could differ from these estimates.

**Foreign Currency Translation**

The functional currency of the Company is US dollar. The Company has limited exposure to fluctuations between the US dollar and other currencies because the majority of its transactions are denominated in US dollars.

The Company follows the temporal method of accounting for the translation of the financial position and results of integrated foreign subsidiaries. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates. Gains or losses on translation are included in the consolidated statement of operations.

**Cash and cash equivalents**

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

**Investment**

The Company's investment in H&J was accounted for using the equity method until the acquisition of the remaining 52% interest referred to in note 5. Under this method the investment was initially recorded at cost and the carrying value was adjusted to reflect the Company's pro rata share of earnings or losses. Subsequent to the acquisition of the remaining 52% of H&J, the results of H&J were consolidated.

**Mineral Property Expenditures**

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned or impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of production method.

The Company performs impairment tests on its properties when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

**Asset Retirement Obligations**

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability will be accreted up to its expected settlement value through periodic charges to earnings.

**Share Capital**

Common shares issued for non-monetary consideration are recorded at management's estimate of fair market value.

**Warrants**

The fair value of warrants issued is estimated on the date of grant and the value is transferred to a separate component of equity.

**Income Taxes**

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

**Stock-based Compensation**

The Company accounts for its stock-based compensation plans in accordance with the recommendations of CICA Accounting Handbook Section 3870, *"Stock-Based Compensation and Other Stock-Based Payments"*, which requires the fair value based method of accounting for all stock-based compensation earned during the year. Under this method, the fair value of options granted to employees is estimated on the date of grant and is recognized as compensation expense over the vesting period of the options. Consideration paid on exercise of stock options is credited to share capital.

**Basic and diluted earnings per share**

Earnings per share is calculated using the weighted average number of common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company generates a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

*(Stated in US Dollars)*

## 4. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $1,139,400 for the year ended December 31, 2007 (2006 - $881,698).

A shareholder, Rubicon Minerals Corporation ("Rubicon") received management fees amounting to $nil (2006 - $89,712).

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

Other related party transactions are disclosed elsewhere in these financial statements.

## 5. ACQUISITION OF H&J

At December 31, 2007 the Company held 100% of the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J"), 52% of which were being held in trust for the company by its CEO, Dr Tony Harwood. H&J holds a 75% interest in Swanmines, the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

The Company acquired 100% of H&J in a series of transactions between February 2004 and March 2007. The acquisition of a 48% interest was made in prior years through a series of staged cash payments totalling $1,279,530, of which $504,530 was paid in 2006. The investment in H&J was accounted for using the equity method up until March 31, 2007. As at December 31, 2006, the amount of the equity investment totalled $998,757. The Company paid a further $1,250,000 to increase its shareholding in H&J to 100% as at March 31, 2007 and H&J has been consolidated with effect from that date. The H&J acquisition payment in the current year was included in funds held in trust and disclosed in "Other assets" at December 31, 2006.

The acquisition of H&J was accounted for as an asset purchase with the total cost of the acquisition being comprised of:

| | | |
|---|---|---|
| **Cash** | $ | 2,529,530 |
| Less: Equity loss of H&J recognized previously | | (448,262) |
| **Total cost of the acquisition** | $ | 2,081,268 |

The allocation of the purchase price to assets and liabilities is as follows:

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 319,810 |
| Other accounts receivable | | 98,083 |
| Mineral Property | | 16,967,381 |
| **Liabilities** | | |
| Accounts payable and accrued liabilities | | (881,524) |
| Future income tax component | | (1,598,045) |
| Shareholder loan assumed | | (12,824,437) |
| **Net assets acquired** | $ | 2,081,268 |

*(Stated in US Dollars)*

## 5. ACQUISITION OF H&J *(Continued)*

Loans receivable comprised a loan to Swanmines from the Company to fund operating expenses and the feasibility study in respect of the Kalukundi project. The loan was without interest and fixed terms of repayment and the balance at December 31, 2006 was $10,363,117. At the date of acquisition of H&J by the Company the balance was $12,824,437.

## 6. MINERAL PROPERTIES

| For the year ended December 31, 2007 | Kalukundi (Congo) | Mporokoso (Zambia) | Total |
|---|---|---|---|
| **Balance beginning of year** | $ 4,672,223 | $ - | $ 4,672,223 |
| Development expenditure | 5,671,728 | - | 5,671,728 |
| Asset retirement obligation | 202,560 | - | 202,560 |
| Exploration costs | | | |
| Consulting fees | - | 150,544 | 150,544 |
| Stock based compensation (note 8) | 963,949 | - | 963,949 |
| Arising on acquisition of subsidiary (net of future income taxes) | 15,369,336 | - | 15,369,336 |
| Future income tax component | 1,869,667 | - | 1,869,667 |
| **Total costs incurred during the period** | 24,077,240 | 150,544 | 24,227,784 |
| **Balance December 31, 2007** | $ 28,749,463 | $ 150,544 | $ 28,900,007 |

| For the Year ended December 31, 2006 | Kalukundi (Congo) | Mporokoso (Zambia) | Total |
|---|---|---|---|
| **Balance beginning of year** | $ 4,397,372 | $ - | $ 4,397,372 |
| Exploration costs | | | |
| Stock based compensation | 164,907 | - | 164,907 |
| Future income tax component | 109,944 | - | 109,944 |
| **Total costs incurred during the year** | 274,851 | - | 274,851 |
| **Balance December 31, 2006** | $ 4,672,223 | $ - | $ 4,672,223 |

The Company's significant mineral properties were included in its acquisition of H&J and are as follows:

### Kalukundi

The Kalukundi Project, consists of a number of copper and cobalt deposits located within the Kolwezi District of Katanga Province in the south–east of the DRC. The project is located 65km by road from the mining centre of Kolwezi in the Katanga Province. The Company has completed a feasibility study and front end engineering design work for an open pit mine and processing facility to be constructed on site. Major works have been reduced pending an outcome in the legal dispute outlined in note 2 above.

## 6. MINERAL PROPERTIES *(continued)*

### Mporokoso

The Company acquired an interest in the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property.

### Royalties

The Company's mineral properties are subject to the following royalties:

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gecamines. A further Net Smelter Returns royalty of 2% is payable to the Government under the terms of the Mining Code of the DRC.

In respect all of the properties acquired as part of the H&J transaction:

- A 0.5% Net Smelter Returns royalty is payable to Resource Marketing Services Ltd (RMS) which may be payable in shares of the Company.
- A 0.5% Net Smelter Returns royalty is payable to Rubicon, or a right of first refusal on any interests in the above properties, rights, assets, and opportunities which the Company wishes to sell.

## 7. ASSET RETIREMENT OBLIGATION

The Company is obliged under the mining code of the DRC and its environmental policies to rehabilitate the Kalukundi site once it ceases operations. As mining activities have not yet commenced, the rehabilitation activities would be focused on areas impacted by exploration activities. In view of the difficulty in assessing the end of mine life given the current legal situation described in note 2 above, the Company has used a current cost estimate as the basis for the asset retirement obligation provision of $202,560.

*(Stated in US Dollars)*

## 8. EQUITY

**Common Shares**

Authorised:

Unlimited common shares without par value

| Issued: | Number of Shares | Amount (USD) |
|---|---|---|
| **Balance, December 31, 2005** | **19,559,139** | **$ 13,307,184** |
| Shares reserved for issuance under the plan of arrangement | (642,973) | - |
| Private placement | 5,000,000 | 16,222,530 |
| Promissory notes converted to shares | 456,471 | 1,342,793 |
| Directors' loans settled in shares | 77,960 | 252,941 |
| Stock options exercised | 50,000 | 32,445 |
| Transfer of contributed surplus on exercise of stock options | - | 36,506 |
| Share issuance costs | - | (1,411,413) |
| **Balance, December 31, 2006** | **24,500,597** | **$ 29,782,986** |
| Shares issued under the plan of arrangement | 410,465 | - |
| Private placement | 1,731,602 | 2,530,108 |
| Private placement – directors, employees, and consultants | 148,491 | 270,703 |
| Stock options exercised | 420,550 | 616,770 |
| Transfer of contributed surplus on exercise of stock options | - | 220,979 |
| Share issuance costs | - | (28,624) |
| **Balance, December 31, 2007** | **27,211,705** | **$ 33,392,832** |

In terms of a plan of arrangement completed during 2005, the Company has reserved shares for issuance to option and warrant holders of Rubicon Minerals Corp for no further consideration. At the year end, 232,508 shares remain to be issued under the plan.

On November 27, 2007 the Company completed a private placement of 1,731,602 units, which were issued at a price of CDN$2.31 ($2.31) per unit. Each unit comprised one common share and one warrant, each whole warrant entitling the holder to acquire an additional common share at a price of CDN $2.89 per share on or before November 27, 2012. The fair value of the warrants was determined using the Black-Scholes pricing method and the total value of the warrants of $1,483,983, based on an apportioned value of CDN$0.86 ($0.86) per warrant, was transferred to the warrants account. The total value assigned to the shares amounted to $2,530,018.

*(Stated in US Dollars)*

**8. EQUITY,** *(continued)*

In addition, on December 21, 2007 the Company completed a private placement of 148,491 units to certain directors, employees and consultants, which were issued at a price of CDN$2.31 ($2.31) per unit. Each unit comprised one common share and one warrant, each whole warrant entitling the holder to acquire an additional common share at a price of CDN $2.89 per share on or before December 21, 2009. The fair value of the warrants was determined to be the difference between the market price of shares on the date of subscription and the subscription amount per unit. The total value of the warrants of $71,258, based on a value of CDN$0.48 ($0.48) per warrant, was transferred to the warrants account. The total value assigned to the shares amounted to $270,703.

In the year ended December 31, 2006 the Company completed a plan of arrangement with Rubicon Minerals Corporation ("Rubicon"), the private company formerly known as Africo Resources Ltd. ("Africo"), and Paragon Minerals Corporation ("Paragon"), on July 6, 2006, the purpose of which was, inter-alia, to distribute Rubicon's investment in Africo to its shareholders as publicly traded shares of a newly created entity in which Africo's shareholders, other than Rubicon, would also participate. In terms of the plan of arrangement the Company would acquire 100% of the issued share capital of Africo and would issue 18,916,166 of its own shares as consideration.

Under the plan of arrangement, which was completed on December 8, 2006:

(i) 7,747,101 shares were made available to be distributed to shareholders of Rubicon as consideration for the purchase of shares held by Rubicon. These have been recorded at the book value of these shares as reflected in the books of Africo. Of the 7,747,101 shares, 642,973 shares were held back for issuance to preexisting Rubicon option and warrant holders who, after the plan of arrangement, hold equivalent options and warrants in the Company. Under the terms of the plan of arrangement, funds received in respect of the exercise of these warrants and options are payable to Rubicon.

(ii) The Company completed a brokered private placement of 5,000,0000 subscription receipts, which were issued at a price of CDN$4.00 ($3.46) per subscription receipt. The subscription receipts were converted into units of Africo pursuant to the arrangement, each unit consisting of one common share and one half of one warrant, each whole warrant entitling the holder to acquire an additional common share at a price of CDN $5.00 per share on or before May 23, 2008. The fair value of the warrants was determined using the Black-Scholes pricing method and the total fair value of the warrants of $1,081,492 was transferred to the warrants account.

(iii) The placing agents were entitled to a cash commission of 6% of aggregate gross proceeds and were issued, for no additional consideration, 300,000 compensation options, with each option entitling the holders to acquire units of the Company at a price of CDN$4.00 per unit until 18 months from the date of issue, each unit consisting of one common share and one half of one warrant exercisable at CDN$5.00 until May 23, 2008. The options and warrants were valued using the Black- Scholes method and the total fair value of these options and warrants of $275,133 was recorded as share issuance costs. For the purposes of presentation the Company has divided the 300,000 compensation options into its component parts being options to obtain 300,000 commons shares and 150,000 warrants.

*(Stated in US Dollars*

## 8. EQUITY, (continued)

(iv) 11,812,038 shares were issued to the shareholders of Africo, other than Rubicon, as consideration for the purchase of their shares in Africo. These were recorded at the book value of the shares as recorded in Africo.

During the prior year the Company issued convertible promissory notes to various parties. CDN$700,000 ($607,211) were repaid in cash. Holders of Convertible Promissory notes in the amount of CDN$1,552,000 ($1,342,793) converted the notes into shares of the Company. A total of 456,471 shares were issued at CDN$3.40 ($2.94) per share in settlement of these notes.

Loans owing to two directors of the Company in respect of unpaid salaries, consulting fees and expenses were converted into units of the Company. 77,960 units were issued at CDN$4.00 ($3.46) per unit, with each unit consisting of one common share and one-half of one warrant, each whole warrant entitling the holder to acquire an additional common share at CDN$5.00 per share (subject to adjustment) until May 23, 2008 in settlement of the loan accounts. The fair value of the warrants was determined using the Black-Scholes pricing method and the total value of the warrants of $16,873, based on a value of CDN$0.50 ($0.43) per full warrant, was transferred to the warrants account. The total value assigned to the shares amounted to $252,941.

**Contributed Surplus**

| | Year ended December 31, 2007 (USD) | Year ended December 31, 2006 (USD) |
|---|---|---|
| **Outstanding at beginning of year** | $ 1,686,342 | $ 784,329 |
| Options issued under stock based compensation plan at fair value | 2,568,045 | 728,277 |
| Placement agent compensation options issued at fair value | - | 210,243 |
| Options exercised at fair value at date of issue | (220,979) | (36,507) |
| **Outstanding at end of year** | $ 4,033,408 | $ 1,686,342 |

**Options outstanding**

During 2006 the Company adopted an incentive plan in which common shares totalling up to 20% of the issued shares of the Company on the date of the initial public listing of the shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The Company has assumed Africo's obligations in respect of its stock options granted prior to the plan of arrangement.

*(Stated in US Dollars)*

**8. EQUITY,** *(continued)*

A summary of changes to incentive stock options issued are as follows:

| **Options** | **Number of shares** | **Weighted-average exercise price** |
|---|---|---|
| **Year ended December 31, 2006** | | |
| Outstanding at beginning of year | 1,225,000 | CAD$ 0.87 |
| Granted | 1,295,000 | CAD$ 2.54 |
| Exercised | (50,000) | CAD$ 0.75 |
| Outstanding and exercisable at end of year | 2,470,000 | CAD$ 1.75 |
| **Year ended December 31, 2007** | | |
| Granted | 2,195,000 | CAD$ 2.31 |
| Exercised | (420,550) | CAD$ 1.72 |
| Cancelled | (269,450) | CAD$ 3.46 |
| Outstanding and exercisable at end of year | 3,975,000 | CAD$ 1.95 |

Incentive stock options outstanding and exercisable at December 31, 2007 were as follows:

| **Number outstanding** | **Weighted average remaining contractual life (years)** | **Exercise price** |
|---|---|---|
| 975,000 | 2.2 | CAD$ 0.75 |
| 100,000 | 2.9 | CAD$ 1.75 |
| 705,000 | 3.3 | CAD$ 2.50 |
| 2,195,000 | 4.9 | CAD$ 2.31 |
| 3,975,000 | 3.9 | CAD$ 1.95 |

During 2007, the Company granted 2,195,000 stock options, at an exercise price of CAD$2.31 per share, to officers and employees. These options have a five year term. Stock based compensation expense of $1,604,096 has been recorded in operations and $963,949 has been recorded in mineral properties in respect of the stock options granted. The total amount credited to contributed surplus during the period in respect of stock options awarded amounted to $2,568,045. The options all vested immediately. In addition, the Company granted 200,000 stock options to an officer, at an exercise price of CAD$4.00 per share, all of which were cancelled prior to the year-end.

The stock based compensation expense for the year was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

| | | |
|---|---|---|
| Dividend Yield | : | 0% |
| Risk free interest rate: | : | 3.75 – 3.85% |
| Expected volatility | : | 75% |
| Expected life of option | : | 4 years |

*(Stated in US Dollars)*

**8. EQUITY,** *(continued)*

For the year ended December 31, 2006, the assumptions used were as follows:

| | | |
|---|---|---|
| Dividend Yield | : | 0% |
| Average risk free interest rate | : | 4.0 - 4.3% |
| Expected volatility | : | 0% |
| Expected life of option | : | 4.5 - 5 years |

In the prior year, all options were granted by Africo when it was a private company, prior to the plan of arrangement described above becoming effective. Accordingly, volatility of 0% was used when calculating the value of options granted.

**Placing agent compensation options**

In addition to the options disclosed above, in year ended December 31, 2006 the Company issued 300,000 compensation options to the placing agents pursuant to a private placement. Each option entitling the holders to acquire units of the Company at a price of CDN$4.00 per unit until 18 months from the date of issue, each unit consisting of one common share and one half of one warrant exercisable at CDN$5.00 until May 23, 2008.

**Warrants**

A summary of changes to warrants during the 2006 are as follows:

| | Number of warrants | Weighted-average exercise price | | Amount (USD) |
|---|---|---|---|---|
| **Year ended December 31, 2006** | | | | |
| Outstanding at beginning of year | - | | - | $ - |
| Issued: | | | | |
| Private placement | 2,500,000 | CAD$ | 5.00 | 1,081,492 |
| Director loans converted to shares and warrants | 38,980 | CAD$ | 5.00 | 16,873 |
| Placing agent compensation warrants issued | 150,000 | CAD$ | 5.00 | 64,890 |
| **Outstanding at end of year** | 2,688,980 | CAD$ | 5.00 | $ 1,163,255 |
| **Year ended December 31, 2007** | | | | |
| Issued: | | | | |
| Private placement | 1,731,602 | CAD$ | 2.89 | 1,483,983 |
| Private placement – directors, employees, and consultants | 148,491 | CAD$ | 2.89 | 71,258 |
| **Outstanding at end of year** | 4,569,073 | CAD$ | 4.13 | $ 2,718,496 |

The warrants issued to non-related parties were valued using the Black-Scholes option-pricing model.

*(Stated in US Dollars)*

## 8. EQUITY, *(continued)*

Assumptions used in the pricing model are as follows:

| | | |
|---|---|---|
| Dividend Yield | : | 0% |
| Average risk free interest rate | : | 3.8% |
| Expected volatility | : | 75% |
| Expected life of warrant | : | 5 years |

Outstanding warrants expire at various dates from May 23, 2008 to November 27, 2012.

## 9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| **Statutory rate** | 34.12% | 34.12% |
| Income tax recovery computed at statutory rate | $ (2,010,322) | $ (922,595) |
| Non-deductible expenses for tax purposes | (732,501) | 450,411 |
| Foreign income subject to different tax rates | 72,611 | 1,635 |
| Other | 459,918 | (367,050) |
| Change in valuation allowance | 2,210,294 | 837,599 |
| Income tax expense | $ - | $ - |

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows:

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| **Future income tax assets** | | |
| Tax losses | $ 1,691,224 | $ 414,517 |
| Other temporary differences | 1,764,811 | 817,989 |
| Less valuation allowance | (3,456,035) | (1,232,506) |
| **Net future income tax assets** | - | - |
| **Future income tax liabilities** | | |
| Mineral properties | (3,856,292) | (1,868,892) |
| **Net future income tax liabilities** | $ (3,856,292) | $ (1,868,892) |

*(Stated in US Dollars)*

## 9. INCOME TAXES *(continued)*

At December 31, 2007, the Company had non-capital losses of approximately $6,252,373 (2006 - $1,382,791) available to reduce future taxable income. Of this amount, $6,206,733 (2006 - $1,337,151) will expire in periods ranging from seven to twenty years. In addition the Company has approximately $22,310,813 of resource and other tax pools available to offset future income.

## 10. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

| | Year ended December 31, 2007 | Year ended December 31, 2006 |
|---|---|---|
| Directors' loans settled in shares | $ - | $ 269,815 |
| Placing agents compensation warrants and options | - | 275,133 |
| Promissory notes converted to shares | - | 1,342,793 |
| | $ - | $ 1,887,741 |

## 11. SUBSEQUENT EVENT

Subsequent to the year-end, on February 11, 2008, the Government of the DRC issued a letter to Swanmines detailing certain findings from its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. It is anticipated that Africo will have to negotiate an additional payment to Gecamines.

H&J has responded to the letter, for and on behalf of Swanmines, indicating that it has met its contractual obligations and that the Company's ownership interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar deals being concluded at the time. Africo expects to enter into negotiations with Gecamines in the second quarter of 2008, the outcome of which cannot be foreseen at this time.

RECEIVED
2008 APR 16 P 5:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# AFRICO RESOURCES LTD.

## Management's Discussion & Analysis for the year ended

**December 31, 2007**

FILED THROUGH SEDAR
DATE: Mar 31 2008
PROJECT NO: 1242483
FILE NO: 12250-2
INITIALS: ZHR

# AFRICO RESOURCES LTD.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company" or "Africo") for the year ended December 31, 2007 compared with the year ended December 31, 2006. The following information should be read in conjunction with its audited financial statements for the year ended December 31, 2007. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement", respectively, effective January 1, 2007. This review is prepared as at March 28, 2008. All dollar amounts, unless otherwise indicated, are in US Dollars.*

*The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.*

*Additional information related to the Company, including the Company's most recent annual information form (once filed) is available on SEDAR at www.sedar.com.*

### OVERVIEW

Africo Resources Ltd. is a development stage company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

Effective March 31, 2007, the Company, through its wholly owned subsidiary, Kisankala Mining Corp., purchased the remaining 52% interest in the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J"), bringing its interest in H&J to 100%. Subsequent to this acquisition, ownership of the 52% interest held by Kisankala was transferred to the Chief Executive, Dr Tony Harwood, who holds it in trust for Africo. Subject to the comments outlined below under the heading "RECENT DEVELOPMENTS REGARDING OWNERSHIP OF THE KALUKUNDI PROJECT", H&J holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC. The effective date of the transaction was March 31, 2007 and the investment in H&J was accounted for using the equity method up until March 31, 2007, after which time it has been consolidated.

### RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY

Kalukundi ownership

As initially reported in a news release dated February 23, 2007, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

We reported that, based on legal advice received from senior counsel in the DRC, the Company believed that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the Berardone Judgment set aside and did not make provision for any expense in this regard.

In December, 2006, pursuant to the default judgement there was a purported share sale of Africo's shares in Swanmines by Mr. Berardone for $600,000 to Akam Mining s.p.r.l. ("Akam"). Africo was again not notified of this purported sale. Africo has never been the registered owner of the shares in Swanmines as these shares have always been held and owned by its subsidiary, H & J. At the time of these judgements Africo was the holder of 48% of H&J and the remainder was acquired in March 2007

Subsequent to March 31, 2007 Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines. The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

On April 13, 2007, the Company announced an underwriting for 35,150,000 common shares at CDN$3.70 per common share that would have resulted in gross proceeds of CDN$130,055,000. Due to the developments described above, the Company and its underwriters withdrew the offering on April 27, 2007.

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J, which was not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. An appeal lodged by Swanmines to have the Decision set aside in the proceedings between Akam and Gecamines was withdrawn when the court recognised Akam as the representative of Swanmines during the course of the appeal.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In respect of a complaint for judicial misconduct by certain of the judges in the Lubumbashi court filed by the Company in the Supreme Court of Justice of the DRC in Kinshasa, Africo is advised that the Supreme Court determined that the actions of the judges in certain of the matters could not be examined by the Court.

Africo has obtained an ordinance from the Kinshasa/Gombe District Court that states that H&J is still a 75% holder of the shares of Swanmines. It also states that the shares held by H&J are not those shares which Akam claims to have purchased at a public sale, and states that the founding partners of Swanmines namely Gecamines and H&J, are the only partners in Swanmines and are authorized to carry on the business of Swanmines and in particular, to ensure the exploitation of the mineral rights contributed by Gecamines and authorized and approved by the Ministry of Mines. However, the ordinance is not a judgement and does not have the effect of a judgement.

As the Ordinance does not negate the effect of the Beradone Judgement or the Akam Declaration, Africo has commenced proceedings to set aside the Berardone Judgment and the Akam Decision, and challenging the purported sale of H&J's interest in Swanmines to Akam Mining

Africo has received expressions of support from senior Governmental officials in the DRC. Mr. Georges Minsay Booka, the former Minister of Justice for the Democratic Republic of the Congo (DRC) has sent a letter to the Chairman of Gecamines, copied to Akam and senior members of Government, wherein it advises Gecamines to take note that Akam, has bought non-existent shares in Swanmines. The letter reinforces that the rightful owners of Swanmines are, as they always have been stated by Africo, H&J and Gecamines. Akam responded to this letter and were again answered by the Minister who, in his response, stated that Akam's letter failed to bring any new element to light.

In addition, the Governor of Katanga, His Excellency Moise Katumbi Chapwe, has sent a letter to Akam that makes reference to the non-existence of the shares that Akam allegedly bought and indicates that Gecamines and H&J are the sole shareholders in Swanmines and that Akam has no interest in Swanmines. The letter directed that Akam cease any disturbance to Swanmines' activities.

On March 19, 2008 the Company obtained a ruling in the Supreme court in Kinshasa whereby all cases currently pending in Lubumbashi are to be transferred to the equivalent courts in Kinshasa where they will be heard once appropriate notice has been delivered to the relevant parties.

Management believes that the Company will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written down completely.

The Company is continuing to vigorously pursue all available options to assert H&J's interest in Swanmines. However, in light of the current uncertainty, Management has evaluated all of its activities to determine those that can successfully be suspended or delayed with respect to the Kalukundi property pending resolution of the above and is engaged only in the minimum necessary activities required.

Mining Review

On February 11, 2008, the Government of the DRC issued a letter to Swanmines detailing certain findings of its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. It is anticipated that Africo will have to negotiate an additional payment to Gecamines.

H&J has responded to the letter, for and on behalf of Swanmines, indicating that it has met its contractual obligations and that the equity interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar deals being concluded at the time. Africo expects to enter into negotiations with Gecamines in the second quarter of 2008, the outcome of which cannot be foreseen at this time.

## EXPLORATION AND DEVELOPMENT ACTIVITIES

Prior to the developments described above, the Company had entered into a number of contracts for exploration and development activity, commitments in respect of which are being monitored closely in light of continuing legal issues. Progress in the year in respect of these activities was as follows:

### Exploration

Complementary to the drilling activities described below, a programme of mapping, trenching and pitting was undertaken during the year. The objective of this work was to increase the knowledge of the mineral potential of the other and if successful define new ore resources for more detailed evaluation. This work has steadily enabled the on-site geologists to build up a more detailed understanding of the geology and mineral potential of 7 fragments on the Kalukundi Property which are relatively unexplored.

These exploration activities have been focused on the Kinshasa Fragment and to a lesser degree on the West, Nzilo, 2 fragments south of Nzilo, the SE Anticline and the NW Principal Fragments. Significant mineralization has been identified on the NW Principal Fragment in the past and the objective was to quantify that mineralisation and prove good continuity, whereupon, it could be included into a measured and indicated ore category. Good progress has been made in evaluating the surface outcrops and geology and securing surface assay data. However, additional core drilling planned for this target was postponed. Detailed mapping, pitting and trenching on the Kinshasa Fragment has been successful in the discovery of significant cobalt mineralization in association with minor copper within the SDS shales just beneath the CMN contact zone. Minor extensions to this mineralization were discovered in the south of the fragment, but more work is required to establish continuity of these zones.

### Exploration Drilling

During the year, Africo secured a number of exploration drill rigs to undertake resource drilling to further delineate resources on the Kalukundi property which led to the Company announcing positive exploration results. This evaluation work has been focused on the new Kesho fragment and on the Kii and Kalukundi fragments:

The Kesho Fragment

The previously disclosed ore resources and reserves defined for the Kalukundi Project are derived from the evaluation of four fragments of mineralization; Principal, Anticline, Kii and Kalukundi, within the Kalukundi Concession (please refer to the Kalukundi Technical report ("Technical Report") dated June 2006 which is available on Sedar). A fifth fragment, the new Kesho fragment, located close to the Anticline fragment and adjacent to the proposed plant site has indicated additional mineralization, as detailed below.

The Kesho fragment is 400 metres long and dips to the NE at about 35°. Downdip continuity has been established by Reverse Circulation (RC) drilling (12 holes, 1150 metres) over a minimum distance of 200 metres down-dip to about 100 metres vertical depth. The average drilled width of the mineralized zone is 44m and the average true width is 38 metres. The current drilling down to approximately 100m vertical depth is all in oxide copper and cobalt mineralization. Hence the potential to prove up additional oxide mineralization to depths greater than 100m is excellent. Below this the sulphide mineralization potential remains untested.

A follow up core drilling program is planned to substantiate the continuity established to date and to drill deeper to define the full extent of the oxide mineralization. Once this drilling has been finalised, there will be sufficient data to undertake a mineral resource and reserve estimate. From this, the depth of opencast mining to extract exclusively oxide ore can be defined. Deeper drilling will also define the extent of sulphide resources that could potentially be exploited at a later stage.

The Kii Fragment.

During 2007 a total of 1,105 metres of core drilling, mainly HQ3 (61mm) size was completed from nine boreholes, K95 – K103 all inclined at 45°. This work was focused on two fragments, namely the Kii (seven boreholes) and Kalukundi fragments in the NE sector of the Kalukundi Concession.

The Kii fragment forms a "key" part of the ore reserves on the Kalukundi Project and, together with the Principal fragment, will be the source of initial ore for the plant in the early years of mine life.

This fragment was selected for infill drilling first, as it was considered that the most progress could be achieved with the least amount of drilling.

The drilling program confirmed the continuity of the mineralization to the NE by 50 metres and established that the depth continuity of this oxide mineralization extends to below 140 metres vertically.

Only one near surface borehole could be drilled due to difficult access on the hill slope. This borehole intersected 52.8 metres true width of high grade copper and cobalt mineralization.

Two boreholes, one on section 5 and one on section 3 confirmed that the oxide mineralization extends in depth to at least 140 metres vertically below surface. They also established that the mineralized zone has increased significantly to 60 metres in true width. This may enhance the potential viability of opencast mining economically down to these deeper levels.

The above drilling programme has added critical geological and assay data to the current knowledge of this fragment.

The Kalukundi Fragment.

The objective of the drilling program for this fragment was to determine potential for continuity of mineralization along strike to the NE. This is the only fragment with near surface sulphide ore, where the depth of oxides is around 40 metres except near the edges of the fragment, where oxides extend deeper to around 70 metres in depth.

Only two boreholes were drilled on the Kalukundi fragment in 2007. That on section 7 successfully substantiated continuity of the mineralization to the NE by an additional 50 metres. The main mineralized zone is narrower due to faulting, measuring, but is still enhanced by additional mineralization in the SDS formation. The mineralized zone measures 37 metres true width overall.

Assays

All of the samples from this drilling programme were assayed by SGS Lakefield Laboratories in Johannesburg, South Africa. The assay method was by XRF using a pellet prepared by pyrosulfate fusion. Internal Africo standard samples were inserted at regular intervals of every 10 or every 20 samples for verification purposes. The correlation of assay values from SGS with Africo's standards compared well in most cases and where differences were identified these were slightly lower than the expected values for the standards indicating that a slight undervaluation of the assays was being reported.

The Company has retained Coffey Mining/RSG Global to review the ore resources for the Kii and Kalukundi fragments and to provide a new mining study and technical report based on this new data.

**Hydrogeolocial drilling**

A Superrock percussion drill has been active on site at Kalukundi since early February to determine both water distribution and volumes in close proximity to the proposed open pits. The drilling programme was successfully completed in early September. The programme involved drilling of 1915m from 18 boreholes

One borehole has intersected sufficient water to supply the proposed new site for the relocation of the Kisankala village ($18m^3$/hour).

The Company has also identified abundant underground water resources from wide diameter hydrogeological borehole drilling and this is likely to result in capital cost savings on the project. Seven large-diameter (254mm) water bores have intersected major aquifers delivering between 10l/sec and +35l/sec; cumulatively, this amounts to 198 litres/sec or $712m^3$/hour, more than three times what is needed to meet Kalukundi's planned plant and mining operation needs, currently estimated at $160m^3$/hour. The Company will thus not have to construct a pipeline to access water from the Lualaba Lake as envisaged in the Kalukundi feasibility study resulting in a potential cost saving of approximately $1 million.

The last two boreholes were drilled on the edge of the proposed Tailings Storage Facility (TSF). Both intersected minor water and will act as monitoring wells for this TSF.

**Geotechnical studies**

Geotechnical studies were undertaken during May and June in order to provide data to allow for the pit slope angles to be redefined and steepened. On the Principal fragment, five shallow geotechnical boreholes were drilled for this purpose. This data has been re-assessed by Knight Piesold geotechnical engineers and the relevant pit slope angles have been steepened on the basis of the new data.

Numerous pits were excavated and sampled to define the foundation conditions in the vicinity of the Plant site, the tailings dam site and the Kasankala village relocation site.

Upon completion of the hydrological drilling programme at Kalukundi, all of the data secured by the contractor, Knight Piesold, was processed and incorporated into a hydrological model for the proposed mining areas. This model is now nearing completion and once finalized will define the requirements for dewatering drilling for the Kalukundi Mine.

**Environmental Adjustment Plan**

As noted in the Company's news release dated April 27, 2007, the Environmental Adjustment Plan submitted by Swanmines was approved by the Permanent Evaluation Committee of the Ministry of Mines in the DRC on 25

April 2007. This, together with the exploitation permit currently held by Swanmines, will enable it to begin development and mining at the Kalukundi project.

**Community Development**

The Company continues to invest in the social programs serving the community most impacted by its operations and has:

- Established The Kisankala Village Development Committee, "KVDC" consisting of Africo personnel and Kisankala Village residents, to co ordinate and communicate the relocation process and future development activities.

- Held public meetings disclosing all possible impacts and mitigations surrounding the development of the concession and relocation of the Kisankala village.

- Ensured procedures are in place including logistics for the relocation process, future development projects, and grievance mechanisms.

- Ensured policies are in place that have been communicated to the Kisankala community advising, wherever possible, employees will be recruited and trained from the local area.

- Subsidized 6 primary school teachers and supplied the school with basic educational material.

- Inaugurated a new water project that provides the village with access to some 18,000 liters of clean water per day.

- Secured a signed agreement from the local Chief and KVDC, with added support from the group chief for the location of the new proposed Kisankala Village.

- Provided logistical support for the national measles vaccination campaign ensuring that over 300 children in Kisankala village received the vaccine.

- Embarked on an extensive wheel chair distribution programme; beneficiaries of 150 wheelchairs came from the Katanga and Kinshasa provinces. The programme received widespread media coverage and very positive feedback from the public local authorities.

In addition, Africo has been the first mining company in the Katanga province to sign a memorandum of understanding with the Ministry of Social Affairs to align with the National Strategy for Regional Development.

**Engineering and other development activity**

Front End Engineering and Design commenced in April 2007 with practical completion achieved on October 12, 2007. Completion of the Front End Engineering and Design has confirmed plant design and throughput, established a budget based on current market conditions, and has served to place Africo, subject to successful completion of the raising of adequate capital, in a position to quickly proceed with the remaining development work starting in early 2008.

Work on the compilation of tender documents and the identification and short listing of suitable suppliers continued. In addition, inquiries have recommenced with SNEL, the DRC state electrical commission, for a power off-take agreement.

**Mporokoso Project in Zambia**

The Company acquired the rights to the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological research work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property

Work on the Mporokoso Gold Project has involved the compilation of a comprehensive GIS database. This has been achieved through extensive research through the archives of the Geological Survey of Zambia, incorporation of recent exploration activities and a detailed re-assessment of the drilling activities of the past three years. Based on the contents of this GIS it has been possible to develop a minerals map of the project area and to define the target areas within which future exploration activities will be undertaken.

## SELECTED ANNUAL FINANCIAL INFORMATION

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Interest and other income | $352,422 | $107,751 | $3,034 |
| Net loss for the year | $5,891,915 | $2,703,974 | $1,535,625 |
| Loss per share | $0.23 | $0.14 | $0.09 |
| Current assets | $5,764,342 | $13,285,279 | $2,686,242 |
| Mineral interests and other assets | $28,927,566 | $17,285,390 | $11,995,134 |
| Total assets | $34,691,908 | $30,570,669 | $14,681,376 |
| Current liabilities | $885,241 | $574,200 | $437,810 |
| Long-term liabilities and Asset Retirement obligation | $202,560 | Nil | nil |
| Future income tax liability | $3,856,292 | $1,868,892 | $1,758,949 |
| Total liabilities | $4,944,093 | $2,443,092 | $2,196,759 |
| Cash dividends declared | Nil | Nil | nil |

## RESULTS OF OPERATIONS

The Company continued to fund operating costs in the DRC as operations transitioned into the development phase. Early in the year the Company appointed a team of expatriate managers in the DRC to support the transition in activity in the DRC and incurred additional expenditure in support of their activities . Activity during the year consisted of infrastructure work, a significant exploration and hydrological drilling and assay program, preparation of the environmental management plan, community development work with a particular emphasis on uplifting the local village that will be moved prior to construction, and completion of the front end engineering design. In addition, the Company completed its first full year as TSX listed company, completed a private placement for CDN$4,000,000 of gross proceeds, and continued to pursue legal remedies to restore its ownership of Kalukundi. The consolidation of 100% of Swanmines' results and the incorporation of its operating results on a line item basis for the first time this year combined with the increase in activity is largely responsible for the increase in the net loss for the year to $5,891,915 from $2,703,974 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $3,798,330 (2006 - $1,284,459). The increase results mainly from the consolidation of 100% of Swanmines' results and the incorporation of its operating results on a line item basis for the first time this year. Additional items contributing to the increase include increased consulting costs related to dealing with legal issues in the DRC and from a general increase in activity during the year reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $1,375,022 (2006 – $411,329) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities, and the TSX listing of the Company.

- Stock based compensation cost amounted to $1,604,096 (2006 - $563,370). The Company granted 2,195,000 options to officers, employees the fair value of which amounted to $2,568,045 of which $963,949 has been charged to mineral properties and the remaining $1,604,096 to income.

- Stock exchange, filing and transfer agent fees totaled $125,695 (2005 - $153,998). Once-off listing costs in the prior year resulted in a higher expense in the prior year than in the current year where the expense relates to the ongoing costs result from being listed on the TSX.

- Travel costs amounted to $373,390 (2006 – $194,082) The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC as well as the added travel requirements resulting from the legal issues currently being dealt with in the DRC.

- The net foreign exchange gain for the period amounted to $1,199,685 (2005 – loss, $29,668) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars and most cash is held in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income for 2007 was $352,422 (2006 – $107,751) and is attributable to the increase in cash balances arising from the private placements at the end of the prior year.

- The loss on equity accounted investments was $167,489 for the year (2005 - $174, 819) is in respect of the period to March 31, 2007 and can be attributed to the increase in activities in the DRC following the completion of the feasibility study and the appointment of a Country Manager and other personnel in the DRC.

**ASSETS AND LIABILITIES**

The decrease in cash to $5,516,295 from $13,231,302 in the prior year is due to operating costs and exploration and development related expenditure on Kalukundi, as well as the cost of acquiring the remaining 52% of H&J, offset by a private placement of $4,000,000 by the IFC as well as other funds received by a smaller private placement, and the exercise of employee options.

The mineral properties balance increase to $28,900,007 from $4,672,223 in the previous year mainly as a result of the inclusion of the Swanmines balances as a result of its consolidation for the first time this year, and also as a result of cash expenditures of $8,165,859 and the related future tax effect.

The future income tax liability results from the non deductibility in Canada for tax purposes of mineral property costs incurred directly by the Canadian Parent Company in respect of the Kalukundi project.

## FOURTH QUARTER REVIEW

### 3 months ended December 31, 2007 compared to the 3 months ended December 31, 2006

The net loss for the quarter increased to $3,001,696 from $1,207,717 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $1,078,620 (2006 - $694,314). The increase results mainly from the consolidation of Swanmines and the incorporation of its operating results on a line item basis since April 1, 2007. Additional items contributing to the increase include, additional consulting fees paid and from the general increase in activity during the quarter compared with the same quarter in the prior year as reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $714,574 (2006 – $100,501) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities, the TSX listing of the Company, and accounting costs which increased as a result of the increased scope of operations.

- Stock based compensation costs amounted to $1,363,358 (2006 - $70,646) reflecting options granted in November 2007.

- Stock exchange, filing and transfer agent fees totaled $25,892 (2006 - $153,998) due to the listing of the Company's shares on the TSX in December 2006.

- Travel costs amounted to $191,645 (2006 – $88,075). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC as well as the added travel requirements resulting from the legal issues currently being dealt with in the DRC.

- The net foreign exchange gain for the period amounted to $318,820 (2006 – gain of $4,391) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars and its investments are held in Canadian Dollars, whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $53,572 (2006 – income of $69,278) and is attributable to the decrease in average cash balances over the same period in the prior year.

- The loss on equity accounted investment was $ nil in the period (2006 - $103,840) which reflects the fact that the operating results of Swanmines are now consolidated and incorporated on a line by line basis rather than as equity earnings.

## SUMMARY OF QUARTERLY RESULTS

| | 2007 Fourth Quarter | 2007 Third Quarter | 2007 Second Quarter | 2007 First Quarter | 2006 Fourth Quarter |
|---|---|---|---|---|---|
| Interest income | 53,572 | 67,351 | 108,608 | 122,891 | 69,278 |
| Net loss for the quarter | (3,001,696) | (763,129) | (1,169,281) | (957,809) | (1,207,717) |
| Loss per share | $ 0.11 | $0.03 | $0.05 | $0.04 | $0.05 |

Quarterly expenses in the fourth quarter of 2007 reflects the effect of stock options granted and includes bonuses paid to consultants for successful completion of the private placement and plan of arrangement. Interest revenue in the fourth quarter of 2006 results from increased cash balances arising from the private placement. Quarterly results above are included from the period in which the Company first became listed on the Toronto Stock Exchange.

## LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $4,879,101 at December 31, 2007 (December 31, 2006 - $12,711,079). The decrease in working capital is mainly attributable to the acquisition of the remaining interest in H&J at a cost of $1,250,000, and the funding of operating costs and preliminary development expenditures which were partially offset by a $4,000,000 private placement to the IFC, and amounts received from a smaller private placement and on the exercise of employee stock options.

The current working capital will need to be augmented in order to fund the Company's general and administrative expenses as currently budgeted for the remainder of the financial year, assuming limited further development costs. The company is in discussion with potential investors and is confident that additional capital can be raised to fund its operations.

The feasibility study for the Kalukundi project which was completed in May 2006 estimates capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities to enable the Company to meet its development plans. Discussions with bankers and advisers are currently underway in this regard, however, there can be no assurance that the Company will be able to raise the capital required to meet its capital costs and working capital requirements.

The ability of the Company to obtain financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously as well as the Company being successful in its efforts to secure title to the ownership by H&J of 75% of Swanmines in light of the developments described above under the heading "Recent Developments Regarding the Ownership of the Kalukundi Project".

### IFC Financing

On November 27, 2007 the Company completed a private placement from the International Finance Corporation (IFC), the private sector arm of the World Bank Group, to support the development of the Company's Kalukundi project and related infrastructure. The IFC subscribed for 1,731,602 units of the Company at a price per unit of C$2.31. Each unit was comprised of one share and one warrant which entitles the holder to acquire an additional share at a price of 125% of the subscription price for a period of 6 years, subject to accelerated exercise or expiry under certain circumstances.

## GOING CONCERN

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At December 31, 2007 the Company had a positive working capital balance totaling $4,879,101, a deficit totaling $10,396,921, and had incurred a net loss of $5,891,915 for the year then ended. In conjunction with the Company's Kalukundi property, the Company has expenditure commitments to fulfill. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to ultimately achieve profitable operations in the future.

The Company is engaged in discussions with equity providers and hopes to raise sufficient capital in the near term to fund its operations. Nevertheless, there is no assurance that these initiatives will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded amounts of assets and classification of liabilities that might be necessary should the Company be unable to continue in existence as a going concern. These adjustments could be material and have adverse consequences for the Company and its shareholders.

## OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

## TRANSACTIONS WITH RELATED PARTIES

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $1,139,400 (2006 - $881,698).

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

A shareholder, Rubicon Minerals Corporation ("Rubicon") received management fees amounting to $nil (2006 - $89,712). The balance owing to Rubicon and included in accounts payable at the year-end amounted to $ nil (2006 - $nil).

## OUTSTANDING SHARE DATA

As at March 28, 2008 the Company had the following securities issued and outstanding:

- 27,211,705 common shares;
- 4,275,000 common share purchase options
- 4,569,073 share purchase warrants

The Company also has the obligation under a plan of arrangement with Rubicon Minerals Corporation, among others, which completed on December 8, 2006, to issue shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon. A total of 222,423 shares remain to be issued to these option and warrant holders or to Rubicon.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

### Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

The Company has determined that there is no impairment in the carrying value of the Kalukundi property other that which could result from an unfavorable resolution of the matters described under the heading "RECENT DEVELOPMENT REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT AND MEASUREMENT UNCERTAINTY". A feasibility study completed in May 2006 had a projected NPV of $162.9 million for the mine, and copper and cobalt prices have appreciated substantially from that time.

### Stock-based compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

### Future income taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

## CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following CICA guidelines effective January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortised cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

   In accordance with this new standard, the Company has classified its cash and equivalents and short-term investments as available for sale. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company has not identified any embedded derivatives in any of its instruments

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.

c) Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 has not impacted the opening equity and losses of the Company.

**Future accounting pronouncements**

In December 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Company for the quarter beginning January 1, 2008.

Section 1535 establishes disclosure requirements regarding an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Section 3862 and 3863 will replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

**International Financial Reporting Standards**

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

## CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Disclosure controls and procedure as designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

### Internal Control over Financial Reporting

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting ("ICFR"), and confirm that there were no changes in these controls that occurred during the year ended December 31, 2007 which materially affected, or are reasonably likely to materially affect, the Company's ICFR.

A material weakness was noted in the internal controls over financial reporting as at December 31, 2007. During the course of the year-end audit the Company became aware that a portion of its investment in its subsidiary, H&J, had been transferred into the name of the Chief Executive as a result of a miscommunication between the Company and its counsel in the DRC. There was no system of formal review of the minutes of General Meetings of H&J, which resulted in this error being uncorrected at year-end. The Company will in future maintain both French and English language copies of the minute books of the DRC based entities at its Lubumbashi office and at its head office, and have instructed its counsel to forward copies of all minutes to its Lubumbashi office and to its head office. With respect to the 52% of H&J currently being held by the Chief Executive, the Company has obtained his irrevocable agreement that he is holding these shares in trust for the Company, and at the date of this report, was in the process of arranging a General Meeting to effect a transfer of these shares back to the Kisankala Mining Corp., a wholly owned subsidiary of the Company.

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

## CORPORATE GOVERNANCE

### Composition of the Board of Directors

The Board of Directors of Africo is at present comprised of five directors, one of whom, Mr. John Dixon, is considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management. On this basis, Mr. Chris

Theodoropoulos, as Chairperson receiving remuneration for his services, and Mr. Antony Harwood, the current President and Chief Executive Officer are not considered independent. Although Mr. Tinus Maree and Mr. David Adamson do not currently receive compensation other than directors fees, since they received remuneration from Africo or its predecessors for consulting services during the past three years, they are not considered to be independent directors. Accordingly, the Board anticipates that once the uncertainty surrounding the ownership of 75% of Swanmines is concluded, it will identify additional qualified candidates that have experience relevant to its needs, are independent of Africo's management and its subsidiaries, and are considered independent under applicable corporate governance legislation and guidelines.

## SUBSEQUENT EVENTS

Subsequent to the year-end, on February 11, 2008, the Government of the DRC issued a letter to Africo detailing certain findings of its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. In addition, Africo may have to negotiate and pay an additional "key payment" to Gecamines.

Africo has responded to the letter indicating that it has met its contractual obligations and that the equity interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar deals being concluded at the time. Africo's expects to enter into negotiations with Gecamines in the second quarter of 2008, the outcome of which cannot be foreseen at this time.

## RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. In addition to the uncertainty facing the Company outlined under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY" typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form for the year ended December 31, 2007 and dated March 28, 2008, available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, which can be accessed at www.sedar.com.

In order for the Company to be able to raise the required equity and debt capital to fund the advancement and development of the Kalukundi project, the issues regarding the ownership of the 75% interest by H&J in Swanmines will have to be resolved. There can be no assurance that this will be able to be completed or achieved in a timely manner. Investment in the Company's shares is highly speculative and Investors risk losing their entire investment.

## QUALIFIED PERSON

Disclosures under the heading "EXPLORATION AND DEVELOPMENT ACTIVITIEs" were prepared under the supervision of Michael J. Evans, Africo's Consulting Geologist, who is a Qualified Person under National Instrument 43-101 (NI 43-101).

**FORWARD LOOKING STATEMENTS**

The Company's annual financial statements for the years ended December 31, 2006 and December 31, 2005 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change except as required by law.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By:

*"Antony Harwood"*

PRESIDENT, CEO AND DIRECTOR

March 28, 2008

# Annual Information Form

**AFRICO**
**RESOURCES LTD**

**For the Fiscal Year Ended December 31, 2007**

**March 28, 2008**

## Table of Contents

AFRICO
RESOURCES LTD

All information contained in this Annual Information Form ("AIF") for the fiscal year ended December 31, 2007 of **AFRICO RESOURCES LTD.**, referred to herein as "**Africo**" or the "**Corporation**", is as at December 31, 2007, unless otherwise indicated.

## FORWARD LOOKING STATEMENTS

This AIF may include or incorporate by reference certain statements that are "forward looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this AIF that address activities, events or developments that Africo or its management expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, goals, expansion and growth of its business and operations, plans and references to the future success of Africo, and other such matters, are forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. These forward-looking statements are based on certain assumptions and analyses made by Africo and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future realities and actual realities may differ materially from those in forward looking statements. Investors are cautioned that any such statements are not guarantees of future realities and actual realities or developments may differ materially from those projected in the forward-looking statements. Whether actual results and developments will conform to the expectations and predictions of Africo and its management is subject to a number of risks and uncertainties, including those risk factors discussed under "Risk Factors" and elsewhere in this AIF and the documents incorporated by reference. Consequently, all of the forward-looking statements made in this AIF and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by Africo and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Africo. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Unless otherwise required by law, Africo expressly disclaims any intention and assumes no obligation to update or revise any forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, whether as a result of new information, future events or otherwise.

## ASSUMPTIONS IN PREPARING THIS AIF

**Pursuant to legal proceedings described elsewhere in this AIF (see "Item 11 – Legal Proceedings") and as outlined in Africo's Management Discussion & Analysis for the year ended December 31, 2007, Africo's indirect interest in Swanmines s.p.r.l ("Swanmines"), the holder of the permit for the Kalukundi Property was sold without Africo's consent in execution of a judgement against Africo. Africo and its subsidiaries have initiated legal proceedings to set aside the judgment and to have H&J Swanepoel Famille Trust s.p.r.l. ("H&J") regain its interest in Swanmines. The proceedings are at an early stage and the outcome cannot be known or predicted. There is a significant risk that the outcome will not be favourable to Africo.**

**Africo's principal active business as of the date of this AIF is the prosecution of the legal proceedings referenced above. However, this AIF has been prepared on the assumption that (i) Africo, through its**

**subsidiaries, will regain its interest in Swanmines and its principal active business will once again be the exploration and development of the Kalukundi property and (ii) in regaining its interest, Africo and its subsidiaries will revert to precisely the position they were in prior to the forced sale. This assumption has been made for the sole purpose of preparing this AIF. No inference from the fact that it has been made to the likelihood of it becoming true is warranted or intended.**

## ITEM 1 CORPORATE STRUCTURE

### 1.1 Name, Address and Incorporation

Africo was incorporated under the *Canada Business Corporations Act* on July 4, 2006 under the name "CopperCo Resource Corp.". On December 8, 2006, it completed a Plan of Arrangement with Rubicon Minerals Corporation, and Africo Resources Ltd. (now called Africo Resources (B.C.) Ltd.), among others. It also changed its name to "Africo Resources Ltd." concurrent with the completion of the Plan of Arrangement. See "Item 3.8 – Narrative Description of the Business – Reorganization".

Africo's head office and principal business address is #1108 - 1030 West Georgia Street, Vancouver, British Columbia and the registered and records office is located at Suite 1810 – 1111 West Georgia Street, Vancouver, British Columbia.

### 1.2 Intercorporate Relationships

The following chart identifies Africo's principal subsidiaries, Africo's current interest in such subsidiaries, directly or indirectly, and the jurisdictions of incorporation.


Africo
Resources Ltd.
(Canada)
100%
100%
Africo Resources
(B.C.) Ltd.
(British Columbia)
Kisankala Mining Corp.
(British Columbia)
48%
52%(1)
The Enterprise H&J Swanepoel Famille Trust sprl
(also known as H&J Swanepoel Family Trust sprl)
(Democratic Republic of the Congo)

(1) Dr. Antony Harwood, the President and Chief Executive Officer of Africo, currently holds 52% of the shares of The Enterprise H&J Swanepoel Famille Trust sprl ("**H&J**") in trust for Kisankala Mining Corp. ("**Kisankala**"). Dr. Harwood has agreed to hold these shares in trust for Kisankala until such time as they can be re-transferred to Kisankala. See "Item 3.11 – Risk Factors".

***H&J was the holder of a 75% interest in Swanmines s.p.r.l, which is the holder of the permit for the Kalukundi Property. See "Item 11 – Legal Proceedings".***

## ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

### 2.1 Overview

Africo is an exploration company that is focused on the further exploration and development of the Kalukundi Property which is located in the Democratic Republic of the Congo (the "**DRC**"). Africo's common shares are listed on The Toronto Stock Exchange (the "TSX")under the symbol "ARL". Africo's principal activities include mineral exploration, development and mining, with a focus on the copper and cobalt sectors in the DRC.

## 2.2 Three Year History

The following is a summary of the general development of Africo's business over the past three years.

*2005*

Africo Resources (B.C.) Ltd. ("**Africo BC**") funded exploration on the Kalukundi Property with a view to completing a feasibility study.

*2006*

May 18, 2006 – Africo BC funded a feasibility study on the Kalukundi Property for and on behalf of H&J and Swanmines.

November 23, 2006 – Africo BC completed a financing of subscription receipts which entitled holders to acquire Units of Africo for gross proceeds of $20,000,000.

December 8, 2006 – Africo completed the Plan of Arrangement with Rubicon Minerals Corporation and Africo BC, among others. See "Item 3.8 – Narrative Description of the Business – Reorganization".

December 15, 2006 – Africo's common shares commenced trading on The Toronto Stock Exchange.

*2007*

January 30, 2007 – Africo returned positive assay results from the Kalukundi Property resulting in further drilling being planned to delineate additional resources.

February 23, 2007 – Africo became aware of a default judgment in respect of a termination payment to an ex-employee. Sale in execution pursuant to this judgment created issues in respect of an ownership interest in Swanmines as further described in "Item 11 – Legal Proceedings".

March 31, 2007 – Kisankala acquired the remaining 52% of shares in H&J not held by Africo, taking Africo's interest in H&J to 100%. Subsequent to this date, however, the 52% interest in H&J was transferred to Dr. Antony Harwood, the President and Chief Executive Officer of Africo. Dr. Harwood has agreed to hold these shares in trust for Kisankala until such time as the shares are re-transferred to Kisankala, which transfer is anticipated to complete in April, 2008. See "Item 3.11 – Risk Factors" and "Item 1.2 – Intercorporate Relationships".

November 28, 2007 – Africo completed a financing with the International Finance Corporation for gross proceeds of $4,000,000.

## 2.3 Significant Acquisitions

Africo did not complete any significant acquisitions during its most recently completed fiscal year.

# ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

## 3.1 General

**Pursuant to legal proceedings described elsewhere in this AIF (see "Item 11 – Legal Proceedings") and in Africo's Management Discussion & Analysis for the year ended December 31, 2007, Africo has initiated legal proceedings to regain its interest in Swanmines, the holder of the permit for the Kalukundi Property (hereinafter referred to as the "Kalukundi Property" or the "Kalukundi Project" - see "Item 3.10 – Narrative Description of the Business – Mineral Projects – The Kalukundi Property"). Please see the section entitled "ASSUMPTIONS IN PREPARING THIS AIF".** In the event that Swanmines does re-establish ownership to the Kalukundi Property, there can be no assurance that the Kalukundi Property will prove to be economic. Africo's primary objective, once ownership of the Kalukundi Property is established, is to carry out the exploration and development programs recommended by the Kalukundi Report (as defined below) and as may be amended from time to time. In order to develop the Kalukundi Project in accordance with the Feasibility Study (as herein defined), Africo will be required to secure additional equity and debt financing. There can be no assurance that Africo will be successful in its endeavours. See "Item 3.11 – Risk Factors".

### 3.2 Material Contracts

The following agreement governs Africo's business:

***Contract (as amended) for the Establishment of a Company between La Generale des Carrieres et des Mines ("GCM") and The Enterprise H&J Swanepoel Famille Trust sprl (H&J) for the Mining of the Kalukundi Deposits dated February 2001 (the "Swanmines Agreement")***

GCM, an entity controlled by the government of the DRC, was the exclusive holder of the rights relating to the Kalukundi Property as more particularly described in this AIF. Pursuant to the Swanmines Agreement, GCM and H&J set up a private limited liability company called Société d'exploitation des gisements de Kalukundi (hereinafter referred to as "**Swanmines**"), of which GCM was to own 45% of the outstanding share capital and H&J was to own 55% of such outstanding share capital. As described below, the Swanmines Agreement was amended to increase H&J's interest to 75%.

GCM covenanted to transfer to Swanmines all its right, title and interest in the Kalukundi Property and to provide to Swanmines all data, information, registers and reports on the Kalukundi Property in its possession. GCM also committed to obtain all regulatory approvals in connection with the mining operations on the Kalukundi Property.

H&J covenanted to provide all necessary financing to Swanmines in connection with its exploitation and development of the Kalukundi Property, to finance a feasibility study on the Kalukundi Property, to commit all necessary funds to commence commercial production on the Kalukundi Property and to finance the building of a metallurgical processing plant following the recommendations of the feasibility study. The Swanmines Agreement provides that: "...as from the date on which the feasibility study is made available to both parties, H&J will dispose of a period of 6 months to find, ..." the financing necessary for the investments that will lead to commercial production as decided on the basis of the feasibility study (and the construction of the facilities should start within six months following the expiry of this six month period). In addition, the Swanmines Agreement provides that "...Advances made in the form of a loan by H&J will represent approximately 30% at least of the financing of the first phase of the project...". On or about November 15, 2006, Africo delivered a notice to Swanmines and GCM confirming Africo's decision to place the deposit into commercial production and to commence construction of the facilities necessary to do so, and provided such parties with a proposed program and budget with respect thereto.

The Swanmines Agreement also provides that GCM has no responsibility with regard to financing of the Kalukundi Property and should be informed of the procedures put in place to effect such financing and may give its opinion on such procedures, where relevant. In addition, the Swanmines Agreement requires GCM to be informed of whether or not Africo intends to obtain, in part, the financing necessary to put the Kalukundi Property into commercial production from international banks and agencies and H&J confirmed its capacity to do so. GCM agreed to give its full co-operation to Africo to facilitate the granting of such financing, in particular by signing any document and by giving all assurances that may be reasonably required to obtain such financing, without any financial commitment on the part of GCM.

Swanmines covenanted to carry out all mining and exploration activities on the Kalukundi Property, to undertake a feasibility study, to mine the Kalukundi deposits and to process the ore in plants according to the recommendations of such feasibility study on the condition that these recommendations would be accepted by both parties to the Swanmines Agreement, and comply with technical mining standards. Further, Swanmines also covenanted to provide the parties to the Swanmines Agreement with a feasibility study within 24 months of the date of its establishment (the "**Feasibility Study**"). The Feasibility Study was funded by Africo and delivered to the parties pursuant to the Swanmines Agreement on May 18, 2006.

The Swanmines Agreement provides that the net profits from the Kalukundi Property will be allocated as follows: 60% to repay all loans incurred by Swanmines and 40% to GCM and H&J, in accordance with their respective proportionate interests in Swanmines and, thereafter, the net profits will be allocated in proportion to the ownership interests of GCM and H&J in Swanmines.

The Swanmines Agreement is in effect until the Kalukundi Property can no longer be mined or until it is terminated by mutual agreement of the parties. The Swanmines Agreement may also be terminated by H&J on 30 days written notice in which case it will transfer its interest to GCM, any indebtedness of Swanmines to H&J will be cancelled, and H&J will remain solely responsible for commitments to third parties. GCM may also terminate the Swanmines Agreement if there is a serious and continuous default or non-compliance by H&J, or non compliance with the deadlines imposed on H&J, that is not remedied within 30 days of receipt of written notice from GCM, in which case GCM will be released of all of its obligations, H&J will remain solely responsible for all its commitments towards third parties, and the indebtedness of Swanmines to H&J will be cancelled. In addition, the Swanmines Agreement provides that "...should GCM fail to execute a non venial provision..." of the Swanmines Agreement, H&J may suspend the execution of its obligations until GCM's failure has been remedied and if GCM does not remedy a failure within 30 days of receipt of a warning from H&J, H&J may terminate the Swanmines Agreement in accordance with the dispute resolution provisions of the Swanmines Agreement.

The Swanmines Agreement was amended by subsequent amendments, the total effect of which was to reduce the interest of GCM in Swanmines to 25% and increase the interest of H&J to 75% effective May 18, 2004. The amendments also extended the time for Swanmines to present the Feasibility Study to 24 months from the last amendment dated May 18, 2004, and provided that Swanmines would pay a royalty of 2.5% on its gross turnover to GCM (a portion of which GCM could require to be paid in advance). In addition, the amendments provide that if the parties are unable to resolve a dispute, the dispute will be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce of Paris (the "**Rules**"), by one or more arbitrators appointment in accordance with the said Rules.

The Swanmines Agreement, as amended, provides for Swanmines to be administered by a management board made up of seven members: four appointed from candidates presented by H&J and three appointed from candidates presented by GCM (the "**Management Board**"). The president of the Management Board will be chosen from one of the members appointed by H&J, the vice-president will be chosen from one of the members appointed by GCM. The post of managing director will be filled by a candidate proposed by H&J and the post of deputy managing director will be filled by a candidate proposed by GCM.

The Management Board will appoint as the general manager the candidate put forward by H&J and as the deputy general manager the candidate put forward by GCM. The general manager will manage and control operations in accordance with certain programs and budgets that are adopted by the Management Board.

### 3.3 Competitive Conditions

Africo competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Africo, in the search for and the acquisition of attractive mineral properties in the DRC and elsewhere in Africa. See "Item 3.11 – Risk Factors".

### 3.4 Environmental Protection

Africo BC, on behalf of H&J and Swanmines, has completed an Environmental Impact Assessment by virtue of obtaining an exploitation license on the Kalukundi Project. H&J and Swanmines submitted an Environmental Action Plan ("**EAP**") to the Ministry of Environment in the DRC which was approved on April 25, 2007. The EAP has a Relocation Action Plan component ("**RAP**"). The RAP details the relocation of the Kisankala Village where the Kalukundi Project is located and the compensation due to bone fide villagers. The first step in the RAP was to hold a meeting with the villagers where they were presented with the plans for a new village and were required to vote on whether to relocate or not. The result of the vote was in favour of relocating and, accordingly, plans will be put in place to implement the relocation as and when necessary. Africo expects to receive final approval of the RAP from the Ministry of Environment in the near future.

### 3.5 Employees

Africo employs in the DRC a total of 40 Congolese and 11 expatriates throughout the year on a full or part-time basis. In addition, it has two full time staff members in its Vancouver head office.

### 3.6 Foreign Operations

Substantially all of Africo's operations are currently conducted in the DRC. In the DRC, the assets and operations of Africo are subject to various political, economic and other uncertainties. See "Item 3.11 – Risk Factors".

### 3.7 Bankruptcy and Similar Procedures

Neither Africo nor any of its subsidiaries have been subject to any bankruptcy, receivership or similar proceedings within the three most recently completed financial years or during or proposed for the current financial year.

### 3.8 Reorganization

Africo, which was then CopperCo Resource Corp., entered into a plan of arrangement (the "**Arrangement**") pursuant to an Arrangement Agreement made as of July 6, 2006, as amended, among Rubicon Minerals Corporation ("**Rubicon**"), Paragon Minerals Corporation, and Africo BC. The Arrangement was effective on December 8, 2006. As a result of the Arrangement, Africo:

- acquired the shares of Africo BC then held by Rubicon;
- distributed common shares of Africo to Rubicon's shareholders; and
- acquired the remaining shares of Africo BC not then held by Rubicon in exchange for common shares of Africo;

with the result that Africo BC became a wholly-owned subsidiary of Africo.

### 3.9 Social or Environmental Policies

Africo has adopted an environmental policy and is committed to developing and fostering a culture of environmental care, both within the corporation and in the community. As such, Africo is committed to:

- complying with environmental legislation and regulations as the baseline for its environmental performance and striving to achieve best practice in every aspect;
- managing its operations to minimize or eliminate negative environmental impacts wherever practicable;
- conducting business with service providers and contractors who have a similar commitment to the environment and who embrace its environmental policy; and
- striving for the most efficient use of energy and water, the prevention of pollution and minimizing waste by recycling wherever possible.

Africo has also adopted a community relations policy as it understands that it is a guest in all the countries in which it operates. As such, Africo respects local culture and customs and integrates into the surrounding community through its social development programs. Expatriates are inducted in the local culture and encouraged to learn the local language, to ensure harmonious relationships and good communication are maintained. Where the required skills are available, Africo recruits from the surrounding community. Similarly, where price and quality are acceptable, Africo's policy is to purchase locally, supporting the local economy.

## 3.10 Mineral Projects – The Kalukundi Property

**Africo is currently engaged in litigation to regain its interest in Swanmines, the holder of title to the Kalukundi Property - see "Item 11 – Legal Proceedings".** There can be no assurance that it will be successful in doing so.

The following summary with respect to the Kalukundi Property has been reproduced from a technical report on the Kalukundi Property dated June 2006 (the "**Kalukundi Report**" or the "**Technical Report**") written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global Pty Ltd., who was retained by Africo BC to prepare a technical report compliant with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**"). Both Mr. Hearne and Dr. Verbeek are a "Qualified Person" and considered "independent" as both those terms are defined in NI 43-101. Further details with respect to the Kalukundi Property are available from the Kalukundi Report, which is incorporated herein by reference and is available for public review on the Internet at the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

***Summary***

"Introduction

RSG Global Pty Ltd (RSG Global) has been commissioned by Africo Resources Limited (Africo) to compile a technical report on the Kalukundi copper cobalt Project located in the copper belt of the Democratic Republic of the Congo (DRC). This report is to comply with disclosure and reporting requirements set forth in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "**Technical Report**").

This report pertains to the four main deposits that comprise the Project, namely the Principal, Anticline, Kalukundi and Kii Fragments.

Location

The Kalukundi Project is located within the Kolwezi District of Katanga Province in the south-east of the DRC. The Kalukundi Project area is located 60km to the east of Kolwezi and just 4km to the north of the main road between Likasi and Kolwezi. The village of Kisankala is situated close to the Principal and North Fragments of the Kalukundi deposit. The Kalukundi Project is secured under an Exploitation or Mining License, PE591, which was issued on 11 October 2001 for a term of 20 years. The tenement is 19.5km2 in extent, consisting of 23 carres or blocks.

Ownership

The exploitation permit for Kalukundi is held by Swanmines and the ownership of Swanmines is shared between H & J Family trust (75%) and Gécamines (25%). Africo currently holds a 48% interest in H & J Family Trust and has the option to increase this holding to 100%. Rubicon Minerals Corporation (Rubicon), a publicly listed Canadian company (TSX and AMEX) holds a 39.6% interest in Africo. Africo is a private Canadian registered company and has secured funding through Rubicon and independent shareholders to provide funding for the exploration programme and feasibility study on the project. Thus far, over $9M has been committed to the project.

Project Geology

Base metal mineralisation in the world class Zambian and DRC Copperbelt provinces is hosted by sedimentary rocks of the Neo-Proterozoic Katangan Sequence, developed within the Lufilian Arc. This Copperbelt extends over 600km from Luanshya (Zambia) in the southeast and to Kolwezi in the Democratic Republic of the Congo (DRC) in the northwest. Even with sustained production over almost 100 years, there are still huge resources of Cu and Co in this extensive mineral province.

The Katangan Supergroup rocks are up to 7,000m thick and are underlain by basement granite, intermediate metavolcanic and metasedimentary rocks dated at between 1,800Ma to 2,000Ma.

The Katangan Supergroup is subdivided into Roan, Lower and Upper Kundelungu Groups. Mineralisation at Kalukundi occurs within the Mines Sequence (or *Series des Mines*) which is correlated with the Lower Roan rocks within the SE part of the Lufilian arc in Zambia. The sediments represent a facies continuum of proximal to intermediate and distal dolomitic mudstones, siltstones, sandstones and algal reef fragments. The Katangan Supergroup sediments in Zambia are deformed by a series of open folds, whereas in the DRC the Katangan Supergroup is preserved both as tightly folded, but relatively intact sequences and as complexly deformed, locally continuous but structurally dismembered 'rafts' of lower Roan strata (*Series Des Mines*) within a 'mega breccia' or melange that contains abundant evaporite minerals. The mega breccia is probably the result of decoullement at the northern margin of the basin and northward thrusting of the Katangan Supergroup over basement lithologies (granites and gneisses) and other, higher, Katangan Supergroup stratigraphy. The mega breccia is probably of tectonic origin, focussed on incompetent chemical sediments.

Metamorphic grade increases southwards but within the Kalukundi area very low-grade chlorite facies metamorphism is evident.

Of the twelve fragments identified in the Kalukundi concession area, only four are the subject of this report. These are the Principal, Anticline, Kalukundi and Kii Fragments.

The Mines series rocks in particular have undergone deep weathering and hypogene alteration, assisted possibly by the acids formed by the breakdown of sulphides. The core units have been silicified and the remobilisation processes have resulted in redistribution of the copper-cobalt mineralisation into open spaces within the Mines Series rocks.

<u>Resource Drilling</u>

The dimensions of the four fragments discussed in this report, expressed as strike length and drilled width, are:

- Principal 630m x 36.70m
- Anticline 150m x 80.25m
- Kalukundi 430m x 44.18m
- Kii 330m x 40.84m

Exploration work in the vicinity of Kalukundi between 1927 and 1987 consisted largely of detailed surface mapping and excavation, mapping and sampling of pits and trenches and the 'manual' drilling of shallow exploratory holes for mapping purposes.

Active exploration has been carried out by three main companies, Gécamines, JCI and Swanmines since about 1986.

Drilling for resource evaluation purposes has been carried out in three campaigns:

| | | | |
|---|---|---|---|
| Gécamines in 1986/87 | 8 holes | 2809m | 10% of the resource drillholes |
| JCI/Seo-Consult in 2001/02 | 12 holes | 1440m | 15% of the resource drillholes |
| Africo Resources/Swanmines 2004/05 | 58 holes | 5401m | 5% of the resource drillholes |
| **Totals** | **78 holes** | **9650m** | |

In addition to the above, 58 holes drilled by Africo, a further 30 boreholes, not used directly in the resource evaluation, were drilled for geotechnical, condemnation and exploration purposes.

Data Quality

QAQC data provided by Africo meets industry standard levels of precision and accuracy. The standards and blanks show good levels of accuracy, core duplicate and interlaboratory pulp-duplicate data showed high levels of precision.

Mineral Resources

Classification of the mineral resource at Kalukundi was based on data quality, drill spacing, confidence in continuity and various kriging efficiency measures. RSG Global considers confidence in the grade estimates to be good, even though drillhole density is limited down dip. Confidence is supported by low grade variability and low skewness parameters. Only resources above 200m below surface have been considered "potentially economically extractable". Resource models exist below this, but extraction of this material would most likely be by underground methods. No evaluations of underground parameters have yet been carried out and hence no resources have been quoted below this level. Furthermore these resources are predicated on very limited drilling information. Significant exploration potential is suggested by these models.

Mineral Resources are tabulated below, based on a 1.5% copper-equivalent cutoff at a 12:1 copper to cobalt equivalence ratio.

**Table 1.7_1**
**Kalukundi Project**
**Resources Between Surface and 200 Metres Below Surface**

| | **Resource Tonnes** | **% Copper Grade** | **% Cobalt Grade** | **Copper (Mlbs)** | **Cobalt (Mlbs)** |
|---|---|---|---|---|---|
| Measured | 9,648,484 | 2.45 | 0.61 | 521.5 | 130.1 |
| Indicated | 2,505,924 | 2.29 | 0.61 | 126.6 | 33.7 |
| **Total Measured + Indicated** | **12,154,408** | **2.42** | **0.61** | **648.1** | **163.8** |
| **Inferred** | **15,020,674** | **2.63** | **0.58** | **871.5** | **192.6** |

Resources with the highest confidence levels of continuity and grade occur from surface down to 150m where the density of drilling is greatest. The Resource from 150m to 200m falls almost entirely into the inferred category. Modelling below 200m suggests exploration potential for approximately 16Mt of mineralised material.

Mineral Reserves

The Project mineral Reserve estimate as of May 2006 is reported in Table 1.8_2. All stated Reserves are completely included within the quoted Resources. The input parameters used in the Reserve estimate are described in Section 17. For ease of reference, however, a summary of the most pertinent input parameters is provided in Table 1.8_1.

**THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK**

| Table 1.8_1<br>Kalukundi Project<br>Summary of Input Parameters used for Reserve Estimation | | | |
|---|---|---|---|
| **Item** | | | **Value** |
| Cu Price | | $/lb | 1.25 |
| Co Price | | $/lb | 12.00 |
| Diesel fuel price | | $/lb | 1.29 |
| Mining cost | Ore | $/t | 3.12 |
| | Waste | $/t | 4.01 |
| Processing Costs | 0-10m | $/t | 35.35 |
| | 10-20m | $/t | 36.96 |
| | 20-30m | $/t | 39.02 |
| | 30-40m | $/t | 41.53 |
| | 40-50m | $/t | 44.50 |
| | 50-60m | $/t | 47.93 |
| | 60-70m | $/t | 51.80 |
| | 70-80m | $/t | 56.14 |
| | 80-90m | $/t | 60.92 |
| | 90-100 | $/t | 66.16 |
| | 100-110m | $/t | 71.86 |
| | 110-120m | $/t | 78.01 |
| Processing Recoveries | | % | Variable |
| G&A | | M$/yr | 7.2 |
| Mine supervision | | M$/yr | 1.27 |
| Grade control | | $/t | 0.06 |
| De-watering | | M$/yr | 0.5 |
| Stockpile rehandle | | $/t ore | 1.16 |
| Mining dilution | | % | 2 |
| Mining recovery | | % | 97 |
| Inter ramp slope angle | | Degrees | Variable |
| Royalty | Government | % | 2.0 |
| | Gecamines | % | 2.5 |
| Metal Transport | Cu | $/t | 300 |
| | Co | $/t | 377 |

**THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK**

**Table 1.8_2**

**Kalukundi Project**

**Reserve Summary by Fragment**

| Fragment | Reserves | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Proven | | | | | Probable | | | | | Total | | | | |
| | MTonnes [Mt] | Grade | | Insitu Metal | | MTonnes [Mt] | Grade | | Insitu Metal | | MTonnes [Mt] | Grade | | Insitu Metal | |
| | | Cu [%] | Co [%] | Cu [t] | Co [t] | | Cu [%] | Co [%] | Cu [t] | Co [t] | | Cu [%] | Co [%] | Cu [t] | Co [t] |
| Principal | 2.3 | 2.22% | 1.00% | 50,238 | 22,611 | 0.4 | 2.29% | 1.10% | 8,689 | 4,182 | 2.6 | 2.23% | 1.01% | 58,927 | 26,793 |
| Anticline | 1.4 | 2.59% | 0.54% | 35,550 | 7,358 | 0.2 | 1.60% | 0.65% | 2,984 | 1,223 | 1.6 | 2.47% | 0.55% | 38,534 | 8,581 |
| Kalukundi | 1.1 | 2.55% | 0.42% | 28,471 | 4,730 | 0.4 | 1.40% | 0.47% | 5,214 | 1,764 | 1.5 | 2.26% | 0.44% | 33,685 | 6,493 |
| Kii | 1.8 | 2.55% | 0.58% | 46,010 | 10,420 | 0.3 | 2.62% | 0.50% | 8,886 | 1,699 | 2.1 | 2.56% | 0.56% | 54,896 | 12,119 |
| **Total** | **6.6** | **2.44%** | **0.69%** | **160.268** | **45.119** | **1.3** | **2.02%** | **0.69%** | **25,773** | **8,867** | **7.8** | **2.37%** | **0.69%** | **186,041** | **53,986** |

Development and Operations

It is envisaged that the project could mine and process 0.80Mt per annum ("Mtpa") over approximately ten years. The plant is designed to produce 21,100t of Cu per year and 4,200t of Co per year at an average process cost of $44.42/t of ore treated.

All ore and waste will be mined via conventional, open pit mining methods, using a mining contractor. The operation is planned to utilise selective mining techniques to separate ore and waste. The mining equipment that is considered to be suitable for the Project would include 80t backhoe configured, hydraulic excavators and off-highway haul trucks with a payload capacity of 35t.

The treatment plant flowsheet is based on processing 0.8Mtpa of mill feed. The testwork indicated that the Kalukundi ore could be processed using a single stage crushing circuit followed by a conventional SAG / ball milling circuit with the ball mill in closed circuit with a cyclone. Overall recovery after losses in processing was between 89% and 93% for Cu and between 70% and 78% for Co.

The leach product is then washed in a six stage counter current decantation plant to ensure a clarified liquor is sent to the copper recovery circuit whilst keeping losses due to entrainment below 1%. The copper recovery circuit consists of copper solvent extraction step where the copper is moved to an organic phase before being stripped to produce a advance liquor that is treated in the copper tank house. The copper tank house produces cathode plate that will be sold. A bleed stream from the copper circuit is sent to the cobalt recovery circuit.

The cobalt circuit consists of several purifying steps where impurities like iron, aluminium, manganese, zinc and finally copper are removed before the purified cobalt liquor is sent to solvent extraction circuit where cobalt is loaded onto an organic phase before being stripped to produce the advance solution that is treated in the cobalt tank house. The cobalt tank house produces cobalt cathode that will be binned and sold.

Africo and its contractors will employ approximately 524 people throughout the operating phase of the project. Initially selected posts requiring specific skills or experience will be filled by expatriates. In addition to performing their job function, expatriate personnel will be expected to transfer knowledge and expertise in order to develop the capabilities of the national staff. In the longer term, it is anticipated that nationals of the DRC will fill most operating and management positions within the company.

A water pumping station has been planned to pump the full requirement of water from Lake Nzilo, on the Lualaba River, 22km to the site in a buried steel pipeline into the plant raw water storage dam. Water will be drawn from the storage dam water for plant make-up, fire and potable water. The fire water will be pumped to a fire water ring main by a dedicated electrical and standby diesel pumping system. The raw water will be treated through a chlorination plant for the production of potable water prior to storage in two separate storage tanks. The plant and camp sewerage will be treated in two bio-filter plants with the grey water being discharged to the environment.

Power at 110kV will be supplied to the plant from the existing National Grid overhead power lines which pass 100m from the plant boundary. Plant power transformers will be situated in the plant main switchyard. Power distribution on site will be at 11kV.

Project Implementation

Production is assumed to commence after a pre-production period of 18 months, commencing 1 July 2006.

The development capital cost of the project has been estimated at $166M and is based on an EPCM (engineering, procurement, construction and management) implementation strategy. The estimate includes owner's costs, working capital, and a contingency, totalling approximately $12.23M.

Financial Summary

The overall operating costs for the plant and mining operation per tonne of ore mined are shown in Table 1.11_1.

**Table 1.11_1**
**Kalukundi Project**
**Overall Operating Costs – Average over Life of Mine**
**(Annualised at 801,000tpa)**

| Description | US$/t of ore |
|---|---|
| Mining | 4.32 |
| Process Plant and Infrastructure | 44.42 |
| General & Administration | 7.28 |
| **Total Operating Costs/t of ore** | **US$56.02** |

The investment in working capital and pre-production capital expenditure is $166.6M plus pre-production stripping of $6.85M.

The results of sensitivity analysis show that the project is relatively insensitive to changes in working cost and capital expenditure. Only metal price changes have a substantial effect.

Conclusions

The results of the economic analysis indicate that exploitation of the Kalukundi deposits is economically viable and should proceed. Opportunities exist in most areas of the project that will be more rigorously investigated during the detailed engineering phase and where appropriate will be incorporated into the project.

The current financial models are based on the scenario of 100% equity financing for the project. This, coupled with a conservatively projected base price of Copper and Cobalt gives a before tax IRR of 14.7%. No allowance has been made in the model for the effects and levels of debt financing available or required. When using the maximum allowed level of outside funding in terms of the agreement with Gecamines, the return on investment increases to 28.5%.

The anticipated project payback time is less than four years.

Opportunities exist in most areas of the project to be more rigorously investigated during the detailed engineering phase and to firm up certain assumptions, thereby mitigating and or removing some of the risks that have been identified during the FS.

Recommendations

It is recommended that Africo proceeds with:

- Development of a detailed mine implementation program.
- Compilation of tender documents for mine contracting and subsequent tender process.
- Consideration and evaluation of Africo supplying some major mining consumables (e.g. fuel and explosives) to share some risk and reduce contract mining costs.
- Geotechnical evaluation of the blasting and 'diggability' of the rock.
- Bench height optimisation for mining dilution and recovery control.
- Risk based geotechnical and geohydrological evaluation, which may lead to steepening of wall angles.
- Personnel recruitment, policies and procedures and training.

- More detailed or updates to mine design, scheduling and budgeting.
- Design and implementation of a number of technical and production systems and procedures.
- Continue the exploration on the satellite deposits to increase the life of the plant.
- Source local earthworks and civil contractors and machinery."

### 3.11 Risk Factors

The operations of Africo are speculative due to the nature of Africo's business, the location in which it operates, and the present stage of its development. The following risk factors pertain to the business operations of Africo and its subsidiaries.

*Litigation*

Pursuant to legal proceedings described elsewhere in this AIF (see "Item 11 – Legal Proceedings") and in Africo's Management Discussion & Analysis for the year ended December 31, 2007, Africo's indirect interest in Swanmines, the holder of the Kalukundi Property was sold without Africo's consent in execution of a judgement against Africo. Africo has initiated legal proceedings to regain its interest in Swanmines. The proceedings are at an early stage and the outcome cannot be known or predicted. There is a significant risk that the outcome will not be favourable to Africo. To date, Africo has had the available funds to cover the cost of the litigation, which has been significant. However, there is no assurance that Africo will be able to continue to fund any further costs, which could prove detrimental to Africo. Lastly, in the event that these or other legal actions redirect the focus and divert the time of key personnel and management, there is no assurance that Africo's day-to-day operations will not be materially affected.

*Ownership of H&J and Swanmines*

Dr. Antony Harwood, the President and Chief Executive Officer of Africo, currently holds 52% of the shares of H&J. He has agreed that he holds these shares in trust for Kisankala and has undertaken that the shares will be transferred back to Kisankala. The transfer is anticipated to take place in April, 2008. Dr. Harwood will be granted a power of attorney to represent Kisankala in H&J. Accordingly, as at the date of this AIF, Africo does not own, directly or indirectly, 100% of H&J. Africo will make every effort and take all steps available to it to ensure that these shares are transferred back to Kisankala. Also, as a result of the legal proceedings that are currently affecting Africo, there can be no assurance that H&J will be able to re-assert its ownership of Swanmines. See "Item 11 – Legal Proceedings".

*Political and Economic Instability*

The DRC has a long history of political instability, significant and unpredictable changes in government policies and laws, war and civil conflict, illegal mining activities, lack of law enforcement and labour unrest. Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. From time to time, governments have intervened in the export of mineral concentrates in response to concerns about the validity of export rights and payment of duties. In addition, the government of the DRC is reviewing compliance by mining companies with state deadlines and criteria and proposing to renegotiate or terminate contracts, licences and permits held by companies found to not be in compliance. These factors (which may include new or modified taxes or other government levies as well as other legislation) may result in the curtailment or cessation of Africo's activities, adversely affecting the value of its assets.

In February 2008, Swanmines, the owner of the Kalukundi Property, received notification from the Minister of Mines in connection with the revisitation of the Swanmines Agreement, which requires Africo to provide a feasibility study to the Government in order to assess the contributions of the partners with a view to the fair distribution of shares, to clarify the dispute regarding the ownership of Swanmines, to make certain payments to GCM and submit to the Government a schedule of visible impact social actions to be implemented. The Minister of

Mines also requested that GCM play an active role in the management of Swanmines. H&J has responded to the letter, for and on behalf of Swanmines, indicating that it has met its contractual obligations and that the equity interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar transactions being concluded at the time. Africo expects to enter into negotiations with GCM in the second quarter of 2008, the outcome of which cannot be foreseen at this time. However, there can be no assurance that Africo will be successful in such negotiations.

*Government Regulation*

Africo's mineral exploration and planned development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that the new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, suspend, terminate or curtail production or development. Government approvals and permits are currently, and may in the future be, required in connection with Africo's operations. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed on them for violations of applicable laws or regulations. Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Africo and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

*Lack of Infrastructure in the DRC*

The transportation and service infrastructure in the DRC is sub-standard and unpredictable. Material delays in the transportation of equipment, supplies and resources may delay the development of the Kalukundi Property. Any such delay is likely to increase the cost of developing the Kalukundi Property, and such increase may be material to Africo's business, results of operations and financial condition. Further, the Kalukundi Property will be accessed over lands that may be subject to the interests of third parties. Any assertion by such parties of their interests may delay or disrupt the development and operation of the Kalukundi Property.

*Effects of Inflation on Results of Operations*

The DRC has historically experienced relatively high rates of inflation. Accordingly, Africo's costs may be materially affected, which may adversely affect its business and results of operations.

*Health Risks*

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa. HIV/AIDS, malaria and other diseases are a major healthcare challenge faced by Africo's operations in the DRC. There can be no assurance that Africo will not lose members of its workforce or workforce man-hours or incur increased medical costs as a result of these high health risks, which may have a material adverse effect on Africo's operations.

*Limited Business History*

Africo has no history of developing a mineral resource property. The likelihood of Africo's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business, factors that are exacerbated by the fact that Africo's business is conducted in the DRC. There is no assurance that Africo can successfully develop the Kalukundi Property, generate revenues, operate profitably, or provide a return on investment in the future.

*No Assurance of Titles*

The Kalukundi Property consists of an exploitation permit that confers on Swanmines certain exclusive rights in relation to 19.54 square kilometers in the DRC. The mineral title records in the DRC are incomplete, may not fully reflect the transfer history and may not disclose agreements, charges and claims that could impact on title to the Kalukundi Property. Africo is currently in litigation regarding its ownership of Swanmines, which holds title to the Kalukundi Property – see "Item 11 – Legal Proceedings". There can be no assurance that Africo's title in Swanmines will be re-established.

*Swanmines Agreement*

The Swanmines Agreement contains a number of provisions which may be subject to differing interpretations. In addition, the Swanmines Agreement does not deal with its subject matter comprehensively. It is, therefore, not possible to accurately and adequately describe in this AIF all of the terms of the Swanmines Agreement. Although Africo has made every effort to comply with what it considers to be the material terms of the Swanmines Agreement, there can be no assurance that it and H&J have complied with such terms. In addition, if the Swanmines Agreement is determined by a court of competent jurisdiction to have a meaning that differs from the interpretation of the Swanmines Agreement as disclosed in this AIF, Africo could be materially adversely affected. Failure to perform its obligations under, and otherwise to comply with, the terms of the Swanmines Agreement may result in a forfeiture without compensation of its interest in the Kalukundi Property.

*Need for Water Rights*

Africo requires the ready availability of water if the Kalukundi Property becomes operational. Management believes that Africo's current surface rights and water rights are sufficient to carry on the activities of Africo's current work program. However, the need may arise for Africo to purchase or lease additional surface rights or obtain additional water rights in order to further explore and develop the Kalukundi Property, and its ability to further explore or develop such property may be dependent upon Africo's ability to secure such additional surface or water rights.

*Requirement for Permits and Licences*

The operations of Africo will require licences, permits and, in some cases, renewals of existing licences and permits from various governmental authorities. Africo's ability to obtain, sustain or renew such licences and permits or obtain other required licences or permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental authorities.

*Electricity Supply*

Africo must negotiate an adequate power supply agreement with the appropriate utility in the DRC. There is no assurance that Africo will be able to secure power or a supply agreement. In addition, failure in electrical power and shortages of the supply of diesel, mechanical parts and other items required for Africo's operations occur frequently in the DRC. Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on Africo's business, results of operations and financial condition.

*Dependence on Qualified Personnel*

Africo's business is dependent on retaining the services of a small number of key management personnel with a variety of skills and experience, including in relation to development and operation of mineral projects. The success of Africo is, and will continue to be, dependent to a significant extent on the expertise and experience of its directors and senior management. The failure to retain, or loss of, one or more of these people could have a materially adverse effect on Africo. Africo does not maintain insurance on any of its key employees at this time, but this is currently under review. Africo's success will also depend to a significant degree upon the contributions of qualified technical personnel and its ability to attract and retain highly skilled personnel in the DRC and elsewhere. Competition for such personnel is intense, and Africo may not be successful in attracting and retaining qualified personnel in the DRC, or in obtaining the necessary work permits to hire qualified expatriates. Its inability to do so in the future may have a materially adverse impact on its business and results of operations.

*Uncertainty in the Estimation of Mineral Reserves and Resources*

There is a degree of uncertainty with respect to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Kalukundi Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Moreover, the economic evaluation of the mineral resources and reserves of the Kalukundi Property includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved. Metal price fluctuations, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades uneconomic and may ultimately result in a restatement of such ore reserves. Short-term operating factors relating to ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore types or grades may cause a mining operation to be unprofitable in any particular accounting period.

Fluctuation in copper, cobalt and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. In particular, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of copper and cobalt recovery will be realized. Any material reductions in estimates of mineral reserves and mineral resources, or estimates of Africo's ability to extract these mineral reserves, could have a material adverse effect on Africo's results of operations and financial condition.

*Potential Dilution*

Pursuant to the Swanmines Agreement, Africo is contractually obligated to provide the funding for the Kalukundi Property. There can be no assurance that such additional financing will be available to Africo or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of Africo, the interests of shareholders in the net assets of Africo may be significantly diluted. If additional financing is not available, Africo may be unable to satisfy its obligations under the Swanmines Agreement. Any such failure, and any failure of Africo to obtain the required financing on acceptable terms, could have a material adverse effect on Africo's financial condition, results of operations and liquidity, may require Africo to cancel or postpone planned capital investments, and may result in the loss of its interest in the Kalukundi Property.

*Foreign Investments and Operations*

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that the government of the DRC will not institute regulatory policies that adversely affect the exploration and development on the Kalukundi Property. Any changes in regulations or shifts in political conditions in these countries are beyond Africo's control and may adversely affect its business. Investors should assess the political and regulatory risks related to Africo's foreign country investments. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

*Risk of Expropriation and Enforceability of Contracts with Government, Parastatal Organizations or Joint Venture Partners*

It is possible that the current system of exploration and mine permitting in the DRC may change, resulting in impairment of their rights and possibly expropriation of Africo's properties without adequate compensation. In addition, there is a possibility that Africo's agreements with governments, parastatal organizations or joint venture partners may be unenforceable against these parties.

*Mining and Development Plan*

Although Africo has received the Feasibility Study from its consultants, Africo's Board of Directors is considering ways in which to optimize the deposit potential contained on the Kalukundi Property and may elect to modify, expand or otherwise embark on a different course of action regarding the Kalukundi Property depending on, among other things, the amount of capital Africo raises and the development plan that it ultimately undertakes.

*Exploration, Development and Operating Risk*

The exploration for, and the development of, mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses will be required to develop metallurgical processes and to construct mining and processing facilities at the Kalukundi Property. Notwithstanding the Feasibility Study, there is no certainty that ongoing expenditures to be made by Africo towards mining operations on the Kalukundi Property will result in commercial quantities of ore. It may take many years until production is possible, if at all, during which time the economic feasibility of production may change. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; currency exchange rates, which are volatile; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Africo not receiving an adequate return on its invested capital.

Africo's activities will be primarily directed towards the exploration for, and the development of, mineral deposits. Exploration programs entail risks relating to the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals, and the timely completion of capital projects, including the construction of mining and processing facilities at mining sites. Major expenses will be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.

Mining operations generally involve a high degree of risk. Although Africo does not yet operate a mine on the Kalukundi Property, it intends to develop a mine as indicated in the Kalukundi Report. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of copper, cobalt and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

*Environmental Risks and Hazards and Village Relocation*

All phases of Africo's operations will be subject to environmental regulation in the DRC. These regulations will mandate, among other things, the maintenance of air and water quality standards, land reclamation and relocation of people. They will also set forth limitations on the generation, transportation, storage and disposal of sulphuric acid and of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Africo's operations. Although Africo has received a favourable vote from the individuals to be affected, there is no assurance that it will be able to effect any required relocation of people in order to develop the Kalukundi Property.

Environmental hazards may exist on the properties in which Africo holds interests, which are unknown to Africo at present and which have been caused by previous or existing owners or operators of the properties. There can be no assurance that these hazards, if any exist, will not be Africo's responsibility and, consequently, may adversely affect Africo's operations.

*Commodity Prices*

The development and success of Africo's projects will be primarily dependent on the future price of base and precious metals and the price of copper and cobalt in particular. Commodity prices are subject to significant fluctuation and are affected by a number of factors that are beyond Africo's control. Such factors include, but are not limited to, the sale or purchase of base or precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar (the currency in which resource prices generally are quoted) and other currencies, global and regional supply and demand, speculative trading, the overall level of forward commodity sales, international or regional political and economic events or trends and the political and economic conditions of major producing countries throughout the world. The price of base and precious metals has fluctuated widely in recent years, and future serious price declines could cause the continued development of, and commercial production from, Africo's properties to be impracticable. Depending on the price of base and precious metals, projected cash flows from planned mining operations may not be sufficient and Africo could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from Africo's mining properties is dependent on commodity prices that are adequate to make these properties economic.

In addition to adversely affecting Africo's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the Kalukundi Property is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

*Competition*

The mining industry is competitive in all of its phases. Africo will face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Africo. As a result of this competition, Africo may be unable to maintain or acquire additional attractive mining properties on terms it considers acceptable, or at all. Consequently, Africo's revenues, operations and financial condition could be materially adversely affected.

***Insurance and Uninsured Risks***

In December 2007, Africo put in place commercial general liability insurance coverage providing $5,000,000 of coverage worldwide. In addition, it has in place director and officer liability insurance providing $10,000,000 of coverage since April 2007. Africo's business will be subject to a number of risks and hazards generally, including: adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Africo's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability. Although Africo will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all of the potential risks associated with its operations. In addition, Africo may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against political risk, and risks such as environmental pollution or other hazards as a result of exploration and production, is not generally available to Africo or to other companies in the mining industry on acceptable terms. Losses from these events may cause Africo to incur significant costs that could have a material adverse effect upon its financial performance, solvency and results of operations.

*Currency Risks*

A significant portion of Africo's operating expenses will be incurred in United States dollars and Congolese francs. From time to time, Africo may borrow funds and will incur capital expenditures that are denominated in foreign currency. In addition, any revenue generated from operations may be in United States dollars. Accordingly, foreign currency fluctuations may adversely affect Africo's financial position and results of operations.

*Increased Labour Costs, Construction Costs and Availability of Mining Equipment*

Wages and related labour and consulting costs account for a large portion of Africo's costs. Accordingly, Africo's costs may be materially affected by increases in wages and related labour and consulting costs. A number of the items that Africo requires for mine construction are currently in high demand due to an increased level of activity in the global mining industry. If Africo cannot identify and procure new equipment on a timely basis, or identify and purchase suitable used equipment, this may result in delays to the Kalukundi Property construction schedule and, therefore, may also delay the start-up of mining operations and/or increase estimated costs. The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond Africo's control. Furthermore, although the Kalukundi Report indicates an investment in working capital and pre-production expenditure of $166.6 million, it is likely that the capital expenditure requirement will be higher.

*Conflicts of Interest*

Some of the directors and officers of Africo will not be devoting all of their time to the affairs of Africo. The directors and officers of Africo are directors and officers of other companies, some of which are in the same business as Africo. The directors and officers of Africo are required by law to act in the best interests of Africo. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to Africo may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose Africo to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of Africo. Such conflicting legal obligations may expose Africo to liability to others and impair its ability to achieve its business objectives.

*Future Mining Operations*

There is no assurance that Africo will produce revenue, operate profitably or provide a return on investment in the future from mining operations.

*Fluctuation in Market Value of Africo's Common Shares*

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of Africo, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares of Africo on the TSX in the future cannot be predicted. **An investment in Africo's common shares is highly speculative and can result in an investor losing its entire investment.**

## ITEM 4 DIVIDENDS

Africo has not declared nor paid any dividends or distributions and does not foresee the declaration or payment of dividends or distributions in the near future. Any decision to pay dividends or distributions on its securities will be made by the Board of Directors on the basis of Africo's earnings, financial requirements and other conditions existing at such future time.

## ITEM 5 DESCRIPTION OF CAPITAL STRUCTURE

**General Description of Capital Structure**

Africo is authorized to issue an unlimited number of common shares. The common shares rank equally as to dividends, voting powers and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the common shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. As at December 31, 2007, 27,211,705 common shares of Africo were issued and outstanding.

**Loan Capital**

Africo does not have any debt obligations outstanding.

## ITEM 6 MARKET FOR SECURITIES

### 6.1 Trading Price and Volume

Africo's common shares are listed on the TSX and trade under the symbol "ARL". The following table sets out the price ranges and volume traded on a monthly basis through the financial year ended December 31, 2007.

| Month | Trading Price High | / Low | Volume |
|---|---|---|---|
| January 2007 | $3.85 | $2.74 | 2,031,714 |
| February 2007 | $4.75 | $3.01 | 1,457,253 |
| March 2007 | $3.95 | $3.45 | 1,556,491 |
| April 2007 | $4.18 | $2.06 | 5,904,189 |
| May 2007 | $2.79 | $1.90 | 2,421,051 |
| June 2007 | $2.50 | $1.68 | 2,244,394 |
| July 2007 | $2.91 | $2.06 | 1,277,409 |
| August 2007 | $3.00 | $0.80 | 1,018,646 |
| September 2007 | $2.40 | $0.89 | 2,053,784 |
| October 2007 | $2.90 | $1.83 | 2,058,079 |
| November 2007 | $2.80 | $2.00 | 1,105,174 |
| December 2007 | $2.19 | $1.51 | 483,753 |

## ITEM 7 ESCROWED SECURITIES

Africo does not have any escrowed securities.

## ITEM 8 DIRECTORS AND OFFICERS

### 8.1 Name, Occupation and Security Holding

| Director/Officer | Director or Officer Since | Principal occupation for the last five years |
|---|---|---|
| DAVID W. ADAMSON[(1)]<br>*Director*<br>British Columbia, Canada | July 4, 2006 | Exploration Geologist; President, CEO and a director of Rubicon Minerals Corporation, a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. |
| JOHN DIXON[(1)]<br>*Director*<br>Tanzania | July 4, 2006 | President of Oryx Mining and Exploration, a Canadian company exploring for viable gold deposits in Africa (since July, 2006); Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa (1996 – 2006). |
| ANTONY (TONY) HARWOOD<br>*President, Chief Executive Officer & Director*<br>England, United Kingdom | July 4, 2006 | President and CEO of Africo (since May 31, 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006). |
| LUKAS MARTHINUS (TINUS) MAREE[(1)]<br>*Director & Secretary*<br>British Columbia, Canada | July 4, 2006 | President, River Capital Partners Ltd., a private investment company (since January 2001); Director, River Group (since January 1998). |
| CHRIS THEODOROPOULOS<br>*Director & Chairman of the Board*<br>British Columbia, Canada | July 4, 2006 | Self-employed businessman; Chairman of the Board of Africo (since April 2005) and its now wholly-owned subsidiary, Africo Resources (BC) Ltd. (since July 2006); Associate Counsel, Getz Prince Wells LLP, a law firm in Vancouver (November 2003 to March 2007); independent legal and business consultant (1996 to November 2003). |
| MICHAEL O'BRIEN<br>*Chief Financial Officer*[(2)]<br>British Columbia, Canada | March 27, 2007 | Chief Financial Officer of Africo (since March 2007); acting Chief Financial Officer (December 2006 to March 2007); Consultant (August 2005 to February 2007); Chief Financial Officer and director of Irvin & Johnson Ltd (South Africa) (September 2004 to July 2005); Group Financial Manager of Irvin and Johnson Ltd (South Africa) (January 2003 to August 2004); Manager: Finance of Soekor Exploration and Production (Pty) Ltd (now part of PetroSA, South Africa)(August 1996 to September 2002). |

(1) Member of the Audit Committee.

(2) Mr. O'Brien was acting Chief Financial Officer from December 1, 2006 until his appointment as Chief Financial Officer of Africo in March 2007.

Directors of Africo are elected at each annual meeting of shareholders for a term of one year, serving until the close of the next annual meeting, unless he resigns or otherwise vacates office before that time.

As of the date of this AIF, the directors and executive officers of Africo, as a group, beneficially own, or control or direct, directly or indirectly, 527,737 common shares of Africo representing 1.94% of its outstanding common shares. Information as to ownership of shares has been provided by the directors and executive officers of Africo or has been extracted from insider reports filed by these individuals and publicly available through the Internet at the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

### 8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, as at the date of this AIF, no director or executive officer of Africo is, or has been, within 10 years before the date of this AIF:

1. a director, chief executive officer or chief financial officer of any company (including Africo and any personal holding company of the director or executive officer) that, while that person was acting in that capacity:

    (a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order) or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order"); or

    (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Lukas Marthinus (Tinus) Maree was a director of Energem Resources Inc. from July 2005 until May 2006. On March 7, 2006, the British Columbia Securities Commission ordered that all trading by the insiders in the securities of Energem cease until Energem filed comparative financial statements for the fiscal year ended November 30, 2005, related Management Discussion and Analysis, and an AIF for the fiscal year ended November 30, 2005. This cease trade order was revoked by the British Columbia Securities Commission on May 31, 2006.

No director or executive officer of Africo and, to the knowledge of management of Africo, no shareholder holding a sufficient number of securities of Africo to affect materially the control of Africo:

1. is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including Africo and any personal holding company of the director or executive officer) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2. has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As at the date of this AIF, no director or executive officer of Africo and, to the knowledge of management of Africo, no shareholder holding a sufficient number of securities of Africo to affect materially the control of Africo has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

### 8.3 Conflicts of Interest

Certain directors and officers of Africo are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of Africo are required by law to act honestly and in good faith with a view to the best interests of Africo and to disclose any interest which they may have in any property or opportunity of Africo. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

## ITEM 9 PROMOTERS

Within the three most recently completed financial years of Africo, Rubicon has been the promoter of Africo within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding Africo. Prior to the Plan of Arrangement described in "Item 3.8 – Narrative Description of the Business – Reorganization", Rubicon was the holder of approximately 39% of the outstanding shares of Africo BC. Upon completion of the Plan of Arrangement, Rubicon distributed its equity interest in Africo BC to its shareholders who acquired shares of Africo. As at the date of this AIF, Rubicon holds 81,015 common shares of Africo.

## ITEM 10 AUDIT COMMITTEE

The purpose of the Audit Committee of Africo's Board of Directors is to provide assistance to the Board of Directors of Africo in fulfilling its legal and fiduciary obligations with respect to matters involving accounting, auditing, financial reporting, internal control and legal compliance functions of Africo. It is the objective of the Audit Committee to maintain communication among the Board of Directors of Africo, the external auditor and senior management of Africo.

### 10.1 The Audit Committee's Charter

The full text of the Charter of the Audit Committee, as adopted on July 7, 2006, is included as Schedule A to this AIF.

### 10.2 Composition of the Audit Committee

David Adamson, Tinus Maree and John Dixon are members of the Audit Committee of Africo's Board of Directors. Only Mr. Dixon is considered "independent" as that term is defined in applicable securities legislation, and all three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Africo's financial statements.

### 10.3 Relevant Education and Experience

*David Adamson, Chair of Audit Committee*

David W. Adamson, received his B.Sc. (Hons.) at the University of Southampton, U.K. in 1980, an M.Sc. in 1984 at the University of Regina, Saskatchewan and Ph.D. in 1988 at the University of Aston in Birmingham, U.K. He is currently President and Chief Executive Officer and a director of Rubicon Minerals Corporation.

*John Dixon*

John Dixon obtained a B.SC (Honours) in Geology and Applied Geology from the University of Natal in South Africa in 1987. He obtained his PhD from the University of Kwazulu-Natal in 2004. He is currently President of Oryx Mining and Exploration.

*Tinus Maree*

Tinus Maree obtained his BLC in 1985, and his Bachelor of Laws in 1987, both from the University of Pretoria, South Africa. He received the professional designation as an Attorney of the High Court of South Africa in 1988. He is currently the President of River Capital Partners Ltd. a private investment company.

### 10.4 External Auditor Service Fees

Follows is a summary of the external auditor service fees relating to Africo's last two fiscal years:

*Audit Fees*

As at the date of this AIF, PricewaterhouseCoopers LLC, Africo's external auditor, has billed Africo $71,000 for the audit of the fiscal year ended December 31, 2007 ("**Fiscal 2007**"). The amount billed by our external auditor for the year ended December 31, 2006 ("**Fiscal 2006**") was $74,338.

*Audit Related Fees*

As at the date of this AIF, PricewaterhouseCoopers LLC, Africo's external auditor, has billed Africo $43,980 for assurance and related services that are reasonably related to the performance of the audit of Africo's financial statements of Fiscal 2007. No amount was billed by our external auditor for Fiscal 2006 for audit related fees.

*Tax Fees*

For Fiscal 2007, Africo paid its external auditor an aggregate $3,454 for professional services rendered pertaining to tax compliance, tax advice and tax planning. This amount was $11,564 for Fiscal 2006.

*All Other Fees*

No fees were paid by Africo to its external auditor for Fiscal 2007 or for Fiscal 2006 for products and services provided by Africo's external auditor, other than services reported above.

## ITEM 11 LEGAL PROCEEDINGS

Mr. Alessandro Berardone, a former employee of Africo, initiated legal proceedings against Africo before the Court of Grande Instance of Lubumbashi in the DRC seeking US$30 million for breach of his employment contract. Specifically, he claimed that the performance bonus he was entitled to was not paid when Africo terminated his employment, nor was he properly compensated for his efforts in helping Africo to acquire its interest in the Kalukundi Property and certain other mining concessions. Mr. Berardone obtained a US$3.4 million default judgement (the "**Berardone Judgement**") against Africo, which did not learn of the proceedings brought against it until it received notice of the Berardone Judgement in February 2007. Subsequent thereto, a court in Lubumbashi declared (the "**Akam Declaration**") that Akam Mining s.p.r.l. had acquired by way of a sale in execution of the Berardone Judgement, and is the owner of, a 75% interest in Swanmines, the owner of the Kalukundi Property. Africo learned of the Akam Declaration in April 2007.

In May 2007, Africo brought a motion for judicial misconduct against the judges who presided over the hearings that resulted in the Berardone Judgement and the Akam Declaration. In August 2007, the Supreme Court of Justice in Kinshasa dismissed this motion on the basis that the actions of these judges could not be examined by the Supreme Court, and indicated that the appeal of these decisions could be initiated before the lower courts. In

September 2007, Africo obtained an ordinance (the "**Ordinance**") from the Tribunal de Grande Instance de Kinshasa/Gombe indicating that H&J is still a holder of 75% of the shares of Swanmines, that GCM and H&J are the only partners in Swanmines and that they alone are authorized to carry on the business of Swanmines.

As the Ordinance is not a judgement and does not negate the effect of the Beradone Judgement or the Akam Declaration, Africo has commenced proceedings to set aside the Berardone Judgment and the Akam Decision, and challenging the sale of H&J's interest in Swanmines to Akam Mining.

On March 19, 2008, H&J obtained a ruling in the Supreme Court in Kinshasa, pursuant to which all of the outstanding litigation matters in Lubumbashi affecting H&J are to be moved to the equivalent courts in Kinshasa.

## ITEM 12 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management is unaware of any material interest of any director or executive officer of Africo, or of any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent of any class or series of Africo's outstanding voting securities, or any associate or affiliate of any such persons, in any transaction within the three most recently completed financial years or during the current financial year of Africo that has materially affected or will materially affect Africo or any of its affiliates.

## ITEM 13 TRANSFER AGENTS AND REGISTRARS

Africo's registrar and transfer agent for its common shares is Computershare Investor Services Inc. with offices at:

| | |
|---|---|
| 510 Burrard Street | 100 University Avenue, 11th Floor |
| Vancouver, British Columbia V6C 3B9 | Toronto, Ontario M5J 2Y1 |
| Telephone: (604) 661-9400 | Telephone: (416) 263-9200 |
| Facsimile: (604) 661-9549 | Facsimile: (416) 263-9261 |

## ITEM 14 MATERIAL CONTRACTS

The following is the only material contract that Africo is party to, directly or indirectly, other than those entered into in the ordinary course of business, which is still in effect.

1. The Swanmines Agreement. See "Item 3.2 – Narrative Description of the Business – Material Contracts".

## ITEM 15 INTERESTS OF EXPERTS

No persons or companies have prepared or certified any report, valuation, statement or opinion during Africo's most recently completed financial year. The auditor of Africo is PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada

## ITEM 16 ADDITIONAL INFORMATION

Additional information about Africo Resources Ltd. is available at Africo's website at www.africoresources.com and on SEDAR at www.sedar.com. Information about Africo, including directors' and officers' remuneration and indebtedness, principal holders of Africo's securities, and securities authorized for issuance under equity compensation plans is contained in our Management Information Circular dated May 25, 2007, for the annual and special meeting of our shareholders which was held on June 25, 2007.

Additional financial information about Africo is provided in Africo's audited consolidated financial statements for the fiscal year ended December 31, 2007, the notes thereto and the report of Africo's auditor thereon, as well as Management's Discussion and Analysis for the fiscal year then ended. Copies of these documents, together with copies of any interim financial statements of Africo for periods subsequent to the year ended December 31, 2007, copies of this AIF and copies of any documents or the pertinent pages of any documents incorporated by reference in this AIF, are available upon request to Africo's Chief Financial Officer at #1108 - 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, provided that Africo may require payment of a reasonable charge if the request is made by a person who is not a security holder of Africo.

## SCHEDULE A

---

## AUDIT COMMITTEE CHARTER

---

PURPOSE

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Africo Resources Ltd. formerly CopperCo Resource Corp. (the "Company") the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

(a) To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

(b) To oversee the work of the external auditors.

(c) To provide better communication between directors and external auditors.

(d) To enhance the external auditors' independence.

(e) To increase the credibility and objectivity of financial reports.

(f) To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

RESPONSIBILITY OF MANAGEMENT AND EXTERNAL AUDITORS

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors' responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

MEMBERSHIP AND ORGANIZATION

(a) **Composition** - The Committee shall be comprised of not less than three independent members of the Board.

(b) **Independence** - None of the members of the Committee shall be members of management of the Company, and all of them shall be "unrelated directors" (as such term is used in the Report of the

Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

(c) **Appointment and Removal of Committee Members** - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Company at which the member's term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

(d) **Financial Literacy** - All of the members of the Committee shall be "financially literate" within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

(e) **Chair** - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee's compliance with this Charter, work with management to develop the Committee's annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

FUNCTIONS AND RESPONSIBILITIES

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia *Business Corporations Act*, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

(a) **Oversee External Auditors** - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

(b) **Internal Controls** - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(1) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(2) any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(3) any material issues raised by any inquiry or investigation by the Company's regulators;

(4) any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

(c) **Review Financial Statements** - The Committee shall review the annual and interim financial statements of the Company and related management's discussion and analysis ("MD&A") prior to their approval. The process should include but not be limited to:

(1) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(2) reviewing significant accruals, reserves or other estimates;

(3) reviewing any "related party" transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(4) reviewing accounting treatment of unusual or non-recurring transactions;

(5) ascertaining compliance with covenants under loan agreements;

(6) reviewing disclosure requirements for commitments and contingencies;

(7) reviewing unresolved differences between management and the external auditors;

(8) obtain explanations of significant variances with comparative reporting periods;

(9) reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(10) reviewing audit response letters from the Company's legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

(d) **Public Disclosure** - The Committee shall review the financial statements, MD&A, annual information forms ("AIF"), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

(e) **Interim Financial Statements** - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

(f) **Hiring Policies** - The Committee shall review and approve the Company's hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company. The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

(g) **Appointment of External Auditors** - With respect to the appointment of external auditors by the Board, the Committee shall:

(1) recommend to the Board the appointment of the external auditors;

(2) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(3) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors' independence;

(4) review the performance of the external auditors;

(5) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(6) review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

(h) **Evaluation and Rotation of Lead Partner** - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(i) **Review with External Auditors** - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

(j) **Risk Policies and Procedures** - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

(k) **Treatment of Complaints/Submissions** - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

(l) **Investigations** - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

(m) **Retain Experts** - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board. The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

(n) **Advising Board** - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

(o) **Updates to Charter** - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

EFFECTIVE DATE

This Policy will become effective on the date the Company becomes a public company as the result of a plan of arrangement under sections 288-299 of the *Business Corporations Act* (British Columbia) of Rubicon Minerals Corporation.

Approved and Adopted by the Board of the Company on July 7, 2006.

RECEIVED

## Form 52-109F1 - Certification of Annual Filings

2008 APR 16 P 5:05

I, ANTONY HARWOOD, the President and Chief Executive Officer of AFRICO RESOURCES LTD., certify that:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AFRICO RESOURCES LTD. (the "Issuer") for the year ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: March 31, 2008.

*"Antony Harwood"*
ANTONY HARWOOD
President & Chief Executive Officer

FILED THROUGH SEDAR

DATE: Mar 13 , 2008

PROJECT NO: 1242489

FILE NO: 12250-002

INITIALS: ZHC

## Form 52-109F1 - Certification of Annual Filings

I, MICHAEL O'BRIEN, the Chief Financial Officer of AFRICO RESOURCES LTD., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AFRICO RESOURCES LTD. (the "Issuer") for the year ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: March 31, 2008.

*"Michael O'Brien"*
MICHAEL O'BRIEN
Chief Financial Officer

RSG GLOBAL
Integrated Mining Solutions

RSG Global Consulting Pty Ltd
Head Office:
1162 Hay Street
West Perth WA 6005

P O Box 1671
West Perth WA 6872

Telephone: +61 8 9324 8800
Facsimile: +61 8 9324 8877

Email: info.australia@rsgglobal.com
Web: http://www.rsgglobal.com

We're merging with
coffey mining
A Coffey International Limited company

**CONSENT of AUTHOR**

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
The Toronto Stock Exchange

I, John Hearne, am one of the authors of the technical report on the Kalukundi Property titled "Kalukundi Project - Technical Report" dated June 2006 (the "Kalukundi Report"). Africo Resources Ltd. (the "Corporation") has extracted certain information from the Kalukundi Report, which is included in the Corporation's Annual Information Form dated March 28, 2008 (the "AIF"), and which Kalukundi Report is incorporated by reference and is deemed to be included in the Corporation's AIF, which has been filed.

I hereby consent to the use of my name in the AIF and the use, inclusion or incorporation by reference of the information extracted from, and reference(s) to, the Kalukundi Report in the AIF.

I also certify that I have read the written disclosure filed and that it fairly and accurately represents the information in the Kalukundi Report that supports the disclosure.

Dated as of March 28, 2008.

ORIGINAL SIGNED

*Signature of Qualified Person*
John Hearne, BEng., MBA, MAusIMM
Principal Consultant – Mining Engineering

[*Seal or Stamp of Qualified Person*]

RECEIVED

2008 APR 16 P 5:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 26/03/2008

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

**Subject: Africo Resources Ltd. (AMENDED)**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

| | |
|---|---|
| Meeting Type : | Annual General and Special Meeting |
| Record Date for Notice of Meeting : | 25/03/2008 |
| Record Date for Voting (if applicable) : | 25/03/2008 |
| Meeting Date : | 23/05/2008 **(AMENDED)** |
| Meeting Location (if available) : | Vancouver, BC |

**Voting Security Details:**

| Description | CUSIP Number | ISIN |
|---|---|---|
| COMMON SHARES | 008291106 | CA0082911060 |

Sincerely,

**Computershare Trust Company of Canada /**
**Computershare Investor Services Inc.**

Agent for Africo Resources Ltd.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo Resources Ltd.: Update regarding DRC legal issues

TORONTO, March 31 /CNW/ - Further to Africo's announcement dated February 7, 2008, which indicated that Africo's subsidiary, H & J Swanepoel Famille Trust sprl ("H & J"), had made an application to transfer the jurisdiction of the cases from the Court in Lubumbashi, Africo is pleased to report that it has been informed that the Supreme Court of Justice in Kinshasa/Gombe has ruled that all of the pending appeals that were filed by Africo and by H & J in respect of: i) the judgement as against Africo in favour of Mr. A. Berardone in the sum of $3,000,400 (the "Berardone Judgement"); ii) the purported share sale of the shares in Swanmines sprl. pursuant to the Berardone Judgement to Akam sprl; and iii) all other ancillary proceedings affecting Africo, H & J and Akam sprl. be transferred to the corresponding courts in Kinshasa/Gombe.

Dr. Antony Harwood indicated: "We are pleased with the ruling by the Honourable Court in Kinshasa and we look forward to the Courts in Kinshasa adjudicating an end to this matter by overturning the Berardone Judgement and the purported share sale to Akam and declaring H & J as the 75% shareholder of Swanmines along with Gecamines holding the remaining 25% in order that Swanmines can realize its goal of developing the Kalukundi copper/cobalt deposit ."

Note for editors:

Africo Resources Ltd. is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.



%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and CEO, on Tel: +27(11) 463-0081; Chris Theodoropoulos, Chairman, on Tel: (604) 646-3225; Bill Cavalluzzo (Investor Relations), on Tel: (416) 265-8049; In South Africa: Charmane Russell, on Tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 15:49e 31-MAR-08

RECEIVED
2008 APR 16 P 5:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**FORM 13-502F1**

**CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE**

**Reporting Issuer Name:** AFRICO RESOURCES LTD.

**Fiscal year end used to calculate capitalization:** December 31, 2007

Market value of listed or quoted securities;

| | | | | |
|---|---|---|---|---|
| Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end | 27,211,705 | (i) | | |
| Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) | $2.5375 | (ii) | | |
| Market value of class or series | (i) x (ii) = | | $69,049,701 | (A) |
| (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) | | | Not applicable | (B) |

Market value of other securities:

| | | | | |
|---|---|---|---|---|
| (See paragraph 2.11(b) of the Rule)<br>(Provide details of how value was determined) | | | Not applicable | (C) |
| (Repeat for each class or series of securities) | | | Not applicable | (D) |

**Capitalization**
(Add market value of all classes and series of securities) (A)+(B)+(C)+(D) = $69,049,701

**Participation Fee**
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $3,200.00

**New reporting issuer's reduced participation fee,** if applicable
(see section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = Not applicable

**Late Fee,** if applicable
(As determined under section 2.5 of the Rule) Not applicable

END